ANNUAL REPORT 1996

               [Logo] Independent Bankshares, Inc.

Banking Locations in West Texas

*     Abilene (2 Locations)
*     Lubbock
*     Odessa (2 Locations)
*     San Angelo
*     Stamford
*     Winters

        [GRAPHIC OF TEXAS MAP SHOWING LOCATIONS OF BANKS]


[LOGO] INDEPENDENT BANKSHARES, INC.

Financial Highlights


For The Year               1996           1995             1994
=================================================================
Net Income              $1,422,000     $1,132,000        $450,000
Primary Earnings
  Per Common Share            1.25           1.02            0.36
Fully Diluted Earnings
  Per Common Share            1.05           0.84            0.33



At Year End                1996           1995            1994
=================================================================
Assets                $205,968,000   $180,344,000    $159,860,000
Loans                   92,017,000     81,927,000      81,306,000
Deposits               189,575,000    164,704,000     146,184,000
Notes Payable              240,000        849,000         930,000
Stockholders' Equity    14,937,000     13,818,000      11,073,000



Daily Averages             1996           1995            1994
=================================================================
Assets                $196,155,000   $169,532,000    $159,982,000
Loans                   85,880,000     82,302,000      74,727,000
Deposits               180,005,000    154,547,000     146,608,000
Notes Payable              568,000      1,069,000       1,061,000
Stockholders' Equity    14,375,000     12,594,000      11,302,000


Stock Transfer Agent:
First State Bank, N.A.
547 Chestnut Street
Abilene, Texas  79602

Stock Exchange Listing:
American Stock Exchange (AMEX)

AMEX Trading Symbol:  IBK

AMEX Listing:  Indep Bksh

PRESIDENT'S LETTER

     We are pleased to report that the Company's net income for the year ended December 31, 1996, totaled $1,422,000, representing a $290,000, or 25.6 percent, increase over the year ended December 31, 1995. Total deposits increased $24,871,000, or 15.1 percent, during 1996.

     The deposit increase was enhanced by the purchases of Peoples National Bank, Winters, Texas, and a branch of a savings bank in San Angelo, Texas. The Company's decision to pursue these purchases was based on economies of scale resulting from consolidation, in the case of Winters, and the desire to enter a new market, in the case of San Angelo. Both acquisitions were accomplished with existing capital and with a minimal increase in expenses to the Company. In fact, total noninterest expenses in 1996 increased only $48,000, or 0.8 percent, over 1995.

     The Company's strategy has been, and continues to be, the creation of shareholder value through the continued expansion of its West Texas banking franchise. With the January 1997 purchase of Crown Park Bancshares, Inc. and its subsidiary, Western National Bank, Lubbock, Texas, the Company is strategically positioned in Abilene, Lubbock, Odessa and San Angelo, four of the more densely populated markets in West Texas. We believe that by locating branches in these cities, we can effectively market our brand of customized services and increase profitability in the process.


  [PHOTOGRAPH OF BRYAN STEPHENSON
PRESIDENT AND CHIEF EXECUTIVE OFFICER]


     Crown Park Bancshares, with total deposits of $53,618,000 on the date of acquisition, increased the Company's total deposits by
28.3 percent over total deposits at December 31, 1996. Additionally, and of greater importance to the Company, the Crown Park Bancshares acquisition brings an additional $41,688,000 in total loans to the Company. These additional loans increased the Company's total loan portfolio by 45.3 percent over total loans at December 31, 1996, and add a new dimension to the Company's asset/liability structure. In prior years, excess funds were invested in federal funds sold and short-term investment securities. The addition of Crown Park Bancshares, with its higher loan to deposit ratio and its proximity to a growing market, gives the Company an opportunity to substitute higher yielding loans for these lower-yielding investments. A higher loan to deposit ratio should translate into increased net interest income and a corresponding increase in net income.

     Because of the deposits acquired during 1996, the Company concentrated its efforts in finding new lending opportunities. This effort was directed at small business owners that prefer to borrow money from a local financial institution that can respond to their loan requests in a timely manner. Implementing this approach, the Company successfully increased its loan portfolio $10,090,000, or
12.3 percent, during 1996.

[PHOTOGRAPH OF SCOTT TALIAFERRO
   CHAIRMAN OF THE BOARD]

     The Company's success in expanding its franchise during 1996 and in the January 1997 acquisition of Crown Park Bancshares created the need to increase the Company's stockholders' equity through an underwritten common stock offering. The offering was completed in conjunction with the Crown Park Bancshares purchase and was well received. The Company, through its underwriters, sold an aggregate of 316,250 shares of its common stock and raised approximately $4.2 million of stockholders' equity. The offering increased the number of common shares outstanding by 28.6 percent and increased the number of shareholders by approximately 12 percent. We want to welcome our new shareholders to the family.

    [PHOTOGRAPH OF RANDAL CROSSWHITE
SENIOR VICE PRESIDENT & CHIEF FINANCIAL OFFICER]

     As a result of the Company's 1996 performance, our common stock price at December 31, 1996, increased 47.7 percent from the price at December 31, 1995. Our challenge is to build on this success and continue our tradition of growth through customer service in West Texas.

     We look forward to these challenges and to the opportunity to enhance your investment as shareholders. Thank you for your continued support.

Sincerely,
/s/ Bryan Stephenson

Graphic Analysis & Discussion

     The Company's January 1997 underwritten common stock offering provided an opportunity to present the Company's recent operating history to a large number of potential investors. In preparation for these presentations, it was necessary to reflect back over several years and discuss the Company's recent financial performance. The following graphic presentation gives a pictorial history of the last five years.

[GRAPH - TOTAL ASSETS - IN MILLIONS]
     1992     $161
     1993      161
     1994      160
     1995      180
     1996      206

[GRAPH - NONPERFORMING ASSETS/TOTAL ASSETS]
     1992     1.20%
     1993     1.83
     1994     0.49
     1995     0.35
     1996     0.28

[GRAPH - LOAN DIVERSIFICATION AT DECEMBER 31, 1996]
     Consumer        45.3%
     Real estate     28.5
     Commercial      23.3
     Other            2.9

[GRAPH - NET INCOME (BEFORE EXTRAORDINARY ITEM AND CUMULATIVE
EFFECT OF ACCOUNTING CHANGE) - IN THOUSANDS]
     1992     $  839
     1993      1,029
     1994        450
     1995      1,132
     1996      1,422

[GRAPH - NET INCOME PER PRIMARY SHARE(BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE) - IN THOUSANDS]
     1992     $0.72
     1993      0.92
     1994      0.36
     1995      1.02
     1996      1.25

[GRAPH - COMMON STOCK PRICE (PRICE QUOTE ON DECEMBER 31 OF EACH
YEAR ADJUSTED, AS APPLICABLE, FOR THE 5% STOCK DIVIDEND PAID IN MAY 1993 AND THE 33-1/3% STOCK DIVIDEND PAID IN MAY 1995)]
     1992     $ 4.29
     1993       6.94
     1994       6.09
     1995      10.75
     1996      15.88

     For the years 1992, 1993 and 1994, the Company concentrated its efforts on resolving problems originating from the economic difficulties of the late 1980's.

     By 1995, the Company was beginning to expand its customer base through advertising and an expanded officer calling program.
During 1996, internal growth was continuing while, at the same time, the Company completed its purchase of Peoples National Bank, Winters, Texas, and a branch of a savings bank in San Angelo, Texas.

     The reduction in the Company's ratio of nonperforming assets to total assets beginning in 1994, and continuing through 1996, evidenced the Company's conservative loan underwriting standards and the benefits of loan diversification.

     With assets increasing and nonperforming assets decreasing, the Company's net income was able to increase in four of the last five years. The one exception occurred in 1994, when the Company's net income was negatively impacted by litigation expense.

     The Company's common stock price has responded to improvements in net income.

Independent Bankshares, Inc.

Board of Directors
------------------

Lee Caldwell
Attorney

Mrs. William R. (Amber) Cree
Entrepreneur

Randal N. Crosswhite
Senior Vice President & Chief Financial Officer
Independent Bankshares, Inc.

Louis S. Gee
Chairman of the Board & Chief Executive Officer
Tippett & Gee, Inc.
Consulting Engineers

Marshal M. Kellar
Chairman of the Board
West Texas Wholesale Supply Co.

Tommy McAlister
President
McAlister, Inc.

Bryan W. Stephenson
President & Chief Executive Officer
Independent Bankshares, Inc.

Scott L. Taliaferro
Chairman of the Board
Independent Bankshares, Inc.
President
Scott Oils, Inc.

James D. Webster, M.D.
Physician

C.G. Whitten
Senior Vice President & General Counsel
Pittencrieff Communications, Inc.

John A. Wright
Banking Consultant

Advisory Directors
------------------

Arlas Cavett
Farming and Investments

L.H. Mosley
Mosley Investments, Inc.

J.E. Smith
Investments


First State Bank, N.A.
---------------------

Board of Directors

[Photograph of Jim Fitzhugh, Stanley Whisenhunt, Mike Trout, Mike
Jarrett, Virgil Trower, Tim Gorman, Bryan Stephenson, Scott
Taliaferro, Jr., Randal Crosswhite.  Not pictured:  Jack Bargainer,
M.D.]

First State Bank, N.A., Officers
--------------------------------

Abilene Branches
----------------

[Photograph of Kristy Kersh, Jane Bunyard, Kelly Dunlap, Angie
Rodriguez, Jim Fitzhugh, Tommy Thompson, Nancy Chancey, Gary
Yungblut, Ronnie Hobbs, Danielle Baker, Albert Jordan]

Lubbock Branch
--------------

[Photograph of Kay Hudgens, Sheila Karr, Marilanda Cristan, Patsy
Hamilton, Steve Jones, Jim Vines, Fred Bradley, Mike Phelps, Stacy
Slater]

Odessa Branches
---------------

[Photograph of Suzanne Smith, Ronny Haynes, Josie Molinar, Joel
Velasquez, Jeannie Smith, Luther Suell, Carolyn Marshall, Fred
Broussard, Mike Jarrett, Larry Kirk, Tom Snoddy, Herman Wells,
Larry Melton]

San Angelo/Winters Branches
---------------------------

[Photograph of Juanita Bredemeyer, Jeanne Hillard, Ruth Grenwelge, Jim Jordan, Tammy Kaczyk, Theresa Patterson, Jennifer Schulze,
Drake McKinney]

Stamford Branch
---------------

[Photograph of Lynda Folsom, Carolene Stovall, Jimmy Parker, Tammy McLemore, Randy Riley]

                Report of Independent Accountants


Board of Directors and Shareholders
Independent Bankshares, Inc.
Abilene, Texas

We have audited the accompanying consolidated balance sheets of Independent Bankshares, Inc. as of December 31, 1996 and 1995, and the related consolidated income statements, statements of change in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Independent Bankshares, Inc., as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/  Coopers & Lybrand, L.L.P.

Fort Worth, Texas
February 3, 1997

                  INDEPENDENT BANKSHARES, INC.
                   CONSOLIDATED BALANCE SHEETS
                   DECEMBER 31, 1996 AND 1995




                                                         ASSETS

                                                                           1996                1995
                                                                           ----                ----
ASSETS:
Cash and Cash Equivalents:
  Cash and Due from Banks                                             $  11,458,000       $   8,559,000
  Federal Funds Sold                                                     18,500,000          26,200,000
                                                                      -------------       -------------
      Total Cash and Cash Equivalents                                    29,958,000          34,759,000
                                                                      -------------       -------------
Securities (Note 4):
  Available-for-sale                                                     27,771,000          16,746,000
  Held-to-maturity - Market Value of $47,291,000 for 1996
    $39,384,000 for 1995                                                 47,381,000          39,161,000
                                                                      -------------       -------------
    Total Securities                                                     75,152,000          55,907,000
                                                                      -------------       -------------
Loans (Note 5):
  Total Loans                                                            94,264,000          85,281,000
  Less:
    Unearned Income on Installment Loans                                  2,247,000           3,354,000
    Allowance for Possible Loan Losses                                      793,000             759,000
                                                                      -------------       -------------
      Net Loans                                                          91,224,000          81,168,000
                                                                      -------------       -------------
Premises and Equipment (Note 6)                                           4,437,000           4,155,000
Accrued Interest Receivable                                               1,599,000           1,494,000
Goodwill (Note 3)                                                           957,000                   0
Real Estate and Other Repossessed Assets                                    389,000             337,000
Other Assets                                                              2,252,000           2,524,000
                                                                      -------------       -------------
         Total Assets                                                 $ 205,968,000       $ 180,344,000
                                                                      =============       =============

                                          LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Deposits (Note 7):
  Noninterest-bearing Demand Deposits                                 $  32,240,000       $  33,267,000
  Interest-bearing Demand Deposits                                       58,676,000          52,430,000
  Interest-bearing Time Deposits                                         98,659,000          79,007,000
                                                                      -------------       -------------
      Total Deposits                                                    189,575,000         164,704,000
Notes Payable (Note 8)                                                      240,000             849,000
Accrued Interest Payable                                                    951,000             882,000
Other Liabilities                                                           265,000              91,000
                                                                      -------------       -------------
         Total Liabilities                                              191,031,000         166,526,000
                                                                      -------------       -------------

Commitments and Contingent Liabilities (Notes 14 and 16)

STOCKHOLDERS' EQUITY (NOTES 10 AND 17):
Preferred Stock - Par Value $10.00; 5,000,000 Shares Authorized:
  Series C Preferred Stock - Stated Value $42.00; 50,000 Shares
    Designated; 13,478 and 16,436 Shares Issued and Outstanding at
    December 31, 1996 and 1995, Respectively                                135,000             164,000
Common Stock - Par Value $0.25; 30,000,000 Shares Authorized;
  1,104,644 and 1,050,292 Shares Issued and Outstanding
  at December 31, 1996 and 1995, Respectively                               276,000             263,000
Additional Paid-in Capital                                                9,891,000           9,875,000
Retained Earnings                                                         4,610,000           3,448,000
Unrealized Gain on Available-for-sale Securities (Note 4)                    25,000              68,000
                                                                      -------------       -------------
         Total Stockholders' Equity                                      14,937,000          13,818,000
                                                                      -------------       -------------

            Total Liabilities and Stockholders' Equity                $ 205,968,000       $ 180,344,000
                                                                      =============       =============



                     See accompanying notes.

                  INDEPENDENT BANKSHARES, INC.
                 CONSOLIDATED INCOME STATEMENTS
          YEARS ENDED DECEMBER 31, 1996, 1995 and 1994




                                                                 1996                1995                1994
                                                                 ----                ----                ----
Interest Income:
  Interest and Fees on Loans (Note 5)                       $   8,005,000       $   7,726,000       $   6,918,000
  Interest on Securities                                        4,504,000           2,389,000           2,516,000
  Interest on Federal Funds Sold                                1,047,000           1,847,000             697,000
                                                            -------------       -------------       -------------
    Total Interest Income                                      13,556,000          11,962,000          10,131,000
                                                            -------------       -------------       -------------
Interest Expense:
  Interest on Deposits                                          6,382,000           5,201,000           3,364,000
  Interest on Notes Payable (Note 8)                               59,000             108,000              88,000
                                                            -------------       -------------       -------------
    Total Interest Expense                                      6,441,000           5,309,000           3,452,000
                                                            -------------       -------------       -------------
Net Interest Income                                             7,115,000           6,653,000           6,679,000
  Provision for Loan Losses (Note 5)                              201,000             206,000             147,000
                                                            -------------       -------------       -------------
Net Interest Income After Provision for Loan Losses             6,914,000           6,447,000           6,532,000
                                                            -------------       -------------       -------------
Noninterest Income:
  Service Charges                                               1,259,000           1,167,000           1,226,000
  Trust Fees                                                      189,000             201,000             169,000
  Other Income                                                    103,000             141,000             102,000
                                                            -------------       -------------       -------------
    Total Noninterest Income                                    1,551,000           1,509,000           1,497,000
                                                            -------------       -------------       -------------
Noninterest Expenses:
  Salaries and Employee Benefits                                3,082,000           2,849,000           2,838,000
  Net Occupancy Expense                                           716,000             643,000             673,000
  Equipment Expense                                               663,000             723,000             641,000
  Professional Fees (Note 14)                                     304,000             454,000           1,342,000
  Stationery, Printing and Supplies Expense                       288,000             271,000             226,000
  Net Revenues Applicable to Real Estate and
    Other Repossessed Assets                                      (24,000)             (7,000)             (4,000)
  Other Expenses                                                1,261,000           1,309,000           1,636,000
                                                            -------------       -------------       -------------
    Total Noninterest Expenses                                  6,290,000           6,242,000           7,352,000
                                                            -------------       -------------       -------------
Income Before Federal Income Taxes                              2,175,000           1,714,000             677,000
  Federal Income Taxes (Notes 2 and 9)                            753,000             582,000             227,000
                                                            -------------       -------------       -------------

Net Income                                                  $   1,422,000       $   1,132,000       $     450,000
                                                            =============       =============       =============

Preferred Stock Dividends (Note 10)                         $      63,000       $      70,000       $      70,000
                                                            =============       =============       =============

Net Income Available to Common Stockholders (Note 11)       $   1,359,000       $   1,062,000       $     380,000
                                                            =============       =============       =============

Primary Net Income Per Common Share Available to Common
  Stockholders (Note 11)                                    $        1.25       $        1.02       $        0.36
                                                            =============       =============       =============

Fully Diluted Net Income Per Common Share Available to
  Common Stockholders (Note 11)                             $        1.05       $        0.84       $        0.33
                                                            =============       =============       ==============


                     See accompanying notes.

                  INDEPENDENT BANKSHARES, INC.
   CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
          YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


                                                                                                              UNREALIZED
                                                                                                              GAIN (LOSS)
                                                                                                                 ON
                                        SERIES C                                 ADDITIONAL                   AVAILABLE-
                                     PREFERRED STOCK      COMMON STOCK            PAID-IN        RETAINED     FOR-SALE
                                   SHARES     AMOUNT   SHARES     AMOUNT          CAPITAL        EARNINGS     SECURITIES
                                   ------    --------  --------  -------        -----------    -----------    ----------
Balances--January 1, 1994          16,668    $167,000    777,760 $195,000       $ 8,017,000    $ 2,260,000    $  206,000
  Net Income                                                                                       450,000
  Utilization of Net
    Operating Loss
    Carryforward (Note 2)                                                           222,000
  Cash Dividends                                                                                  (140,000)
  Exercise of Stock
    Options (Note 10)                                        321                      2,000
  Adjustment to Unrealized
    Gain (Loss) on Available-
    for-sale Securities, Net
    of Tax of $154,000 (Note 4)                                                                                 (306,000)
                                   ------    --------  --------- --------       -----------    -----------    ----------
Balances--December 31, 1994        16,668     167,000    778,081  195,000         8,241,000      2,570,000      (100,000)
  Net Income                                                                                     1,132,000
  Reduction of Deferred
    Tax Asset Valuation
    Allowance                                                                     1,600,000
  Cash Dividends                                                                                  (187,000)
  33-1/3% Stock Dividend
    (Note 10)                                            259,371   65,000                          (67,000)
  Exercise of Stock
    Options (Note 10)                                      9,037    2,000            32,000
  Conversion of Series C
    Preferred Stock (Note 10)        (232)     (3,000)     3,803    1,000             2,000
  Adjustment to Unrealized
    Gain (Loss) on Available-
    for-sale Securities, Net
    of Tax of $86,000 (Note 4)                                                                                   168,000
                                   ------    --------  --------- --------       -----------    -----------    ----------
Balances--December 31, 1995        16,436     164,000  1,050,292  263,000         9,875,000      3,448,000        68,000
  Net Income                                                                                     1,422,000
  Cash Dividends                                                                                  (260,000)
  Conversion of Series C Preferred
     Stock (Note 10)               (2,958)    (29,000)    54,352   13,000            16,000
  Adjustment to Unrealized
    Gain (Loss) on Available-
    for-sale Securities, Net of
       Tax of $22,000 (Note 4)                                                                                   (43,000)
                                   ------    --------  --------- --------       -----------    -----------    ----------
Balances--December 31, 1996        13,478    $135,000  1,104,644 $276,000       $ 9,891,000    $ 4,610,000    $   25,000
                                   ======    ========  ========= ========       ===========    ===========    ==========


                     See accompanying notes.

                  INDEPENDENT BANKSHARES, INC.
              CONSOLIDATED STATEMENTS OF CASH FLOWS
          YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994




                                                                       1996           1995          1994
                                                                 -------------- -------------- -------------
Cash Flows from Operating Activities:
    Net Income                                                   $   1,422,000  $   1,132,000  $     450,000
Adjustments to Reconcile Net Income to Net Cash
  Provided by Operating Activities:
    Deferred Federal Income Tax Expense                                677,000        547,000        222,000
    Depreciation and Amortization                                      404,000        367,000        397,000
    Provision for Loan Losses                                          201,000        206,000        147,000
    Losses on Sales of Investment Securities                            10,000              0              0
    Gains on Sales of Premises and Equipment                                 0         (4,000)             0
    Losses (Gains) on Sales of Real Estate and Other
      Repossessed Assets                                               (50,000)       (45,000)        52,000
    Writedown of Real Estate and Other Repossessed Assets               21,000         32,000         27,000
    Decrease (Increase) in Accrued Interest Receivable                 (17,000)      (549,000)       376,000
    Increase in Other Assets                                          (382,000)      (176,000)       (41,000)
    Increase (Decrease) in Accrued Interest Payable                    (14,000)       474,000        115,000
    Increase (Decrease) in Other Liabilities                           166,000       (840,000)       670,000
                                                                 -------------  -------------  -------------
       Net Cash Provided by Operating Activities                     2,438,000      1,144,000      2,415,000
                                                                 -------------  -------------  -------------
Cash Flows from Investing Activities:
    Proceeds from Maturities of Available-for-sale Securities        9,437,000     21,828,000     34,436,000
    Proceeds from Maturities of Held-to-maturity Securities         26,461,000     12,930,000     19,428,000
    Proceeds from Sale of Available-for-sale Securities                 30,000              0          8,000
    Proceeds from Sale of Held-to-maturity Securities                2,000,000              0              0
    Purchases of Available-for-sale Securities                     (19,382,000)   (21,242,000)   (12,873,000)
    Purchases of Held-to-maturity Securities                       (36,680,000)   (35,864,000)    (9,909,000)
    Net Increase in Loans                                           (8,160,000)    (1,603,000)   (12,361,000)
    Proceeds from Sales of Premises and Equipment                       94,000          4,000              0
    Additions to Premises and Equipment                               (138,000)      (177,000)      (214,000)
    Proceeds from Sales of Real Estate and Other
       Repossessed Assets                                              754,000      1,025,000        569,000
    Cash and Cash Equivalents Held by Peoples National
       Bank, Winters, Texas, on January 1, 1996 (Date
       of Acquisition), in Excess of Cash Paid for
       Purchase of Peoples National Bank                               584,000              0              0
    Cash and Cash Equivalents Held by Coastal Banc ssb,
       San Angelo, Texas, on May 27, 1996 (Date of Acquisition),
       in Excess of Cash Paid for Coastal Banc ssb, San Angelo      13,619,000              0              0
                                                                 -------------  -------------  -------------
        Net Cash Provided by (Used in) Investing Activities        (11,381,000)   (23,099,000)    19,084,000
                                                                 -------------  -------------  -------------
Cash Flows from Financing Activities:
    Increase (Decrease) in Deposits                                  5,018,000     18,520,000     (1,601,000)
    Proceeds from Notes Payable                                              0        275,000              0
    Repayment of Notes Payable                                        (616,000)      (690,000)      (264,000)
    Net Proceeds from Issuance of Equity Securities                          0         34,000          2,000
    Payment of Cash Dividends                                         (260,000)      (187,000)      (140,000)
    Cash Paid for Fractional Shares in Stock Dividend                        0         (2,000)             0
                                                                 -------------  -------------  --------------
        Net Cash Provided by (Used In) Financing Activities          4,142,000     17,950,000     (2,003,000)
                                                                 -------------  -------------  -------------
Net Increase (Decrease) in Cash and Cash Equivalents                (4,801,000)    (4,005,000)    19,496,000
Cash and Cash Equivalents at Beginning of Year                      34,759,000     38,764,000     19,268,000
                                                                 -------------  -------------  -------------
Cash and Cash Equivalents at End of Year                         $  29,958,000  $  34,759,000  $  38,764,000
                                                                 =============  =============  =============

                     See accompanying notes.

                  INDEPENDENT BANKSHARES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                DECEMBER 31, 1996, 1995 AND 1994


NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business
--------

     Independent Bankshares, Inc., a Texas corporation (the "Company"), is a bank holding company headquartered in Abilene, Texas. The Company indirectly owns through a Delaware subsidiary, Independent Financial Corp. ("Independent Financial"), 100% of the stock of First State Bank, National Association, Abilene, Texas (the "Bank"). The Bank currently operates full-service banking locations in the West Texas cities of Abilene (2 locations), Lubbock (acquired in January 1997), Odessa (2 locations), San Angelo, Stamford and Winters.

     The Company's primary activities are to assist the Bank in the management and coordination of its financial resources and to provide capital, business development, long range planning and public relations for the Bank. The Bank operates under the day-to-day management of its own officers and board of directors and formulates its own policies with respect to banking matters.

     The principal services provided by the Bank are as follows:

     Commercial Services. The Bank provides a full range of banking services for its commercial customers. Commercial lending activities include short-term and medium-term loans, revolving credit arrangements, inventory and accounts receivable financing, equipment financing and interim and permanent real estate lending. Other services include cash management programs and federal tax depository and night depository services.

     Consumer Services. The Bank also provides a wide range of consumer banking services, including checking, savings and money market accounts, savings programs and installment and personal loans. The Bank makes automobile and other installment loans directly to customers, as well as indirectly through automobile dealers. The Bank makes home improvement and real estate loans and provides safe deposit services. As a result of sharing arrangements with the Pulse automated teller machine system network, the Bank provides 24-hour routine banking services through automated teller machines ("ATMs"). The Pulse network provides ATM accessibility throughout the United States.

     Trust Services. The Bank provides trust and agency services to individuals, partnerships and corporations from its offices in Abilene, Lubbock and Odessa. The trust division also provides investment management, administration and advisory services for agency and trust accounts, and acts as trustee for pension and profit sharing plans.

Basis of Financial Statements
-----------------------------

     The accounting and reporting policies of the Company conform with generally accepted accounting principles followed by the banking industry.

Principles of Consolidation
---------------------------

     The Consolidated Financial Statements include the accounts of the Company, Independent Financial and the Bank. All significant intercompany accounts and transactions have been eliminated upon consolidation.

     Effective November 1, 1994, two of the Company's then existing subsidiary banks, The Winters State Bank, Winters, Texas ("Winters State"), and The First National Bank in Stamford, Stamford, Texas ("First National"), were merged with and into the Bank. As a result of the merger, the offices of these two banks became branches of the Bank. Effective December 30, 1996, another then existing subsidiary bank, First State Bank, National Association, Odessa, Texas ("First State, N.A., Odessa"), was merged with and into the Bank. As a result of the merger, the offices of First State, N.A., Odessa became branches of the Bank. All references to First State, N.A., Odessa, Winters State and First National in the Company's Consolidated Financial Statements are to these banks prior to the respective mergers.

     Effective January 28, 1997, the Company acquired Crown Park Bancshares, Inc. ("Crown Park") and its subsidiary bank, Western National Bank, Lubbock, Texas ("Western National") in a transaction accounted for as a purchase. As a result, the Company's Consolidated Financial Statements do not include any information for Crown Park or Western National at December 31, 1996. See "Note 20: Subsequent Event."

Statements of Cash Flows
------------------------

     For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Securities
----------

     Management determines the appropriate classification of securities at the time of purchase. If the securities are purchased with the positive intent and the ability to hold the securities until maturity, they are classified as held-to-maturity and carried at amortized historical cost. Securities to be held for indefinite periods of time are classified as available-for-sale and carried at fair value.

Loans
-----

     Loans are stated at the principal amount outstanding.
Interest on the various types of commercial loans is accrued daily based on the principal balances outstanding. Income on installment loans is recognized using the interest method or other methods under which income approximates the interest method.

     The recognition of income on a loan is discontinued, and previously accrued interest is reversed, when interest or principal payments become ninety (90) days past due unless, in the opinion of management, the outstanding interest remains collectible. Interest is subsequently recognized only as received until the loan is returned to accrual status.

Allowance for Possible Loan Losses
----------------------------------

     The allowance for possible loan losses is maintained at a level that, in management's opinion, is adequate to absorb possible losses in the loan portfolio and unfunded loan commitments. The allowance is based on a number of factors, including risk ratings of individual credits, current business and economic conditions, the size and diversity of the portfolio, collateral values and past loan loss experience.

     In June 1993, the FASB issued Statement No. 114, "Accounting by Creditors for Impairment of a Loan" ("FAS 114"). FAS 114 requires that impaired loans (including certain nonaccrual loans and troubled debt restructurings) be measured at the present value of expected cash flows discounted at the loan's effective interest rate, or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Company adopted FAS 114 on January 1, 1995.

     At December 31, 1996, the Company had no impaired loans. At December 31, 1995, the Company had a total of $100,000 of impaired loans. There was a related allowance for possible loan losses of $25,000 at December 31, 1995, recorded for such loans. Impaired loans are normally placed on nonaccrual status and, as a result, interest income is recorded only as cash is received. The average balance of impaired loans during the years ended December 31, 1996 and 1995, was approximately $50,000 and $125,000, respectively. There was no interest income recognized on such loans during the years ended December 31, 1996 or 1995.

Premises and Equipment
----------------------

     Premises and equipment are stated at cost less accumulated depreciation. Depreciation for financial reporting purposes is computed primarily on the straight-line method over the estimated useful lives of five (5) to forty (40) years.

Goodwill
--------

     Goodwill resulting from acquisitions accounted for using the purchase method is being amortized on the straight-line method over a period of fifteen (15) years. Management assesses the recoverability of goodwill by comparing the goodwill to the undiscounted cash flows expected to be generated by the acquired banks during the anticipated period of benefit.

Federal Income Taxes
--------------------

     The Company uses the liability method of accounting for income taxes as required by Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Real Estate and Other Repossessed Assets
----------------------------------------

     Real estate and other repossessed assets consist principally of real estate properties and automobiles acquired by the Company through foreclosure. Such assets are carried at the lower of cost (generally the outstanding loan balance) or estimated fair value, net of estimated costs of disposal, if any. If the estimated fair value of the collateral securing the loan is less than the amount outstanding on the loan at the time the assets are acquired, the difference is charged against the allowance for possible loan losses. Subsequent declines in estimated fair value, if any, are charged to noninterest expense.

Fair Value of Financial Instruments
-----------------------------------

     FASB Statement No. 107, "Disclosures About Fair Value of Financial Instruments" ("FAS 107"), requires disclosure of fair value information about financial instruments, whether or not recognized in the Consolidated Balance Sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. FAS 107 excludes all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Stock-based Compensation
------------------------

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). This Statement defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25"). Entities electing to continue to use the method of accounting specified in Opinion 25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value method of accounting defined in FAS 123 had been applied. The Company adopted FAS 123 on January 1, 1996. Due to the fact that no stock options were granted during 1995 or 1996, no pro forma disclosures are required.

Use of Estimates
----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
-----------------

     Certain 1995 and 1994 amounts have been reclassified to conform with the consolidated financial presentation adopted in 1996 and 1995, respectively.

NOTE 2:  QUASI-REORGANIZATION

     In connection with the restructuring of its indebtedness to a financial institution in Dallas, Texas (the "Dallas Bank"), the Company effected a quasi-reorganization as of December 31, 1989.
A quasi-reorganization is an elective accounting procedure under Generally Accepted Accounting Principles ("GAAP") in which assets and liabilities of the Company were restated to fair value and the Company's accumulated deficit was reduced to zero. Under GAAP, utilization of any of the Company's net operating loss carryforwards subsequent to the quasi-reorganization date will not be credited to future income. For periods prior to January 1, 1995, the tax effect of the utilization of the Company's net operating loss carryforwards was credited directly to additional paid-in capital. For periods subsequent to December 31, 1994, the effect of such utilization has been and will be credited against the Company's gross deferred tax asset. The tax effect of utilization of these net operating losses in 1996, 1995 and 1994 totaled $697,000, $547,000 and $222,000, respectively.

NOTE 3:  BANK ACQUISITIONS

     The Bank completed the acquisition of Peoples National Bank in Winters, Texas ("Peoples National") effective January 1, 1996. At December 31, 1995, Peoples National had total assets of $5,505,000, total loans, net of unearned income, of $2,767,000, total deposits of $4,958,000 and stockholders' equity of $525,000. The Bank paid $745,000 for the acquisition of Peoples National and, as a result of such acquisition, recorded $260,000 of goodwill.

     The Bank also completed the acquisition of the San Angelo branch of Coastal Banc ssb ("Coastal Banc - San Angelo") effective May 27, 1996. On that date, Coastal Banc - San Angelo had total deposits of $14,895,000 and total loans, net of unearned income, of $155,000. The Bank paid $760,000 as a premium on the deposits of Coastal Banc - San Angelo and, as a result of such payment, recorded $743,000 of goodwill.

     A total of $46,000 in goodwill amortization expense was recorded during 1996.

NOTE 4:  SECURITIES

     The amortized cost and estimated fair value of available-for-sale securities at December 31, 1996 and 1995, were as follows:


                                                                        1996
                                             ---------------------------------------------------------
                                                                Gross         Gross         Estimated
                                               Amortized      Unrealized    Unrealized        Fair
                                                 Cost           Gains         Losses          Value
                                             ------------   ------------   ------------   ------------
U.S. Treasury securities                     $ 27,166,000   $     76,000   $    (41,000)  $ 27,201,000
Mortgage-backed securities                        126,000          1,000              0        127,000
Other securities                                  443,000              0              0        443,000
                                             ------------   ------------   ------------   ------------

    Total available-for-sale securities      $ 27,735,000   $     77,000   $    (41,000)  $ 27,771,000
                                             ============   ============   ============   ============



                                                                    1995
                                             ---------------------------------------------------------
                                                                Gross         Gross         Estimated
                                               Amortized      Unrealized    Unrealized        Fair
                                                 Cost           Gains         Losses          Value
                                             ------------   ------------   ------------   ------------
U.S. Treasury securities                     $ 16,042,000   $    101,000   $          0   $ 16,143,000
Mortgage-backed securities                        158,000          2,000              0        160,000
Other securities                                  443,000              0              0        443,000
                                             ------------   ------------   ------------   ------------

    Total available-for-sale securities      $ 16,643,000   $    103,000   $          0   $ 16,746,000
                                             ============   ============   ============   ============

                               -15-

     The amortized cost and estimated fair value of held-to-maturity securities at December 31, 1996 and 1995, were as follows:


                                                                         1996
                                        ----------------------------------------------------------
                                                            Gross         Gross        Estimated
                                          Amortized       Unrealized    Unrealized       Fair
                                             Cost           Gains         Losses         Value
                                        -------------  -------------  -------------  -------------
U.S. Treasury securities                $   7,942,000  $      25,000  $           0  $   7,967,000
Obligations of U.S. Government
  agencies and corporations                29,928,000        129,000       (140,000)    29,917,000
Mortgage-backed securities                  9,311,000          1,000       (111,000)     9,201,000
Obligations of states and
  political subdivisions                      200,000          6,000              0        206,000
                                        -------------  -------------  -------------  -------------

    Total held-to-maturity securities   $  47,381,000  $     161,000  $    (251,000) $  47,291,000
                                        =============  =============  =============  =============


                                                                    1995
                                        ----------------------------------------------------------
                                                            Gross         Gross         Estimated
                                           Amortized      Unrealized    Unrealized       Fair
                                              Cost          Gains         Losses         Value
                                        -------------  -------------  -------------  -------------

U.S. Treasury securities                $  16,152,000  $      98,000  $      (5,000) $  16,245,000
Obligations of U.S. Government
  agencies and corporations                23,009,000        130,000              0     23,139,000
                                        -------------  -------------  -------------  -------------

    Total held-to-maturity securities   $  39,161,000  $     228,000  $      (5,000) $  39,384,000
                                        =============  =============  =============  =============

     The amortized cost and estimated fair value of securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                               Amortized     Estimated
     Available-for-sale Securities               Cost        Fair Value
     -----------------------------           ------------   ------------
     Due in one year or less                 $ 16,946,000   $ 17,005,000
     Due after one year through five years     10,225,000     10,201,000
     Due after ten years                          438,000        438,000
                                             ------------   ------------
                                               27,609,000     27,644,000
     Mortgage-backed securities                   126,000        127,000
                                             ------------   ------------

       Total available-for-sale securities   $ 27,735,000   $ 27,771,000
                                             ============   ============



                                               Amortized    Estimated
     Held-to-maturity Securities                 Cost       Fair Value
     ---------------------------             ------------   ------------
     Due in one year or less                 $  4,942,000   $  5,004,000
     Due after one year through five years     29,880,000     29,877,000
     Due after five years through ten years     3,248,000      3,209,000
                                             ------------   ------------
                                               38,070,000     38,090,000
     Mortgage-backed securities                 9,311,000      9,201,000
                                             ------------   ------------

       Total held-to-maturity securities     $ 47,381,000   $ 47,291,000
                                             ============   ============


      At December 31, 1996, securities with an amortized cost and estimated fair value of $10,847,000 and $10,820,000, respectively, were pledged as collateral for public and trust fund deposits and for other purposes required or permitted by law. At December 31, 1995, the amortized cost and estimated fair value of pledged securities were $6,423,000 and $6,482,000, respectively.

     During 1996, the Company sold available-for-sale securities with a book value of $42,000 and recorded a $12,000 loss on such sale. In addition, the Company sold held-to-maturity securities with a book value of $1,998,000 approximately thirty (30) days prior to their scheduled maturity and recorded a $2,000 gain on such sale.

     During 1995, a transfer was made from held-to-maturity securities to available-for-sale securities in accordance with the Financial Accounting Standards Board's "Special Report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." The amortized cost of the securities transferred totaled $158,000 and the unrealized gain of $2,000 was included as a separate component of stockholders' equity.

NOTE 5:  LOANS

     The composition of loans at December 31, 1996 and 1995, was as follows:

                                                  1996                1995
                                             ------------        ------------
     Loans to individuals                    $ 43,927,000        $ 39,868,000
     Real estate loans                         26,233,000          23,265,000
     Commercial and industrial loans           21,478,000          19,510,000
     Other loans                                2,626,000           2,638,000
                                             ------------        ------------
       Total loans                             94,264,000          85,281,000
     Less unearned income                       2,247,000           3,354,000
                                             ------------        ------------

       Total loans, net of unearned income   $ 92,017,000        $ 81,927,000
                                             ============        ============



     An analysis of nonperforming assets at December 31, 1996 and 1995, is as follows:


                                                      1996           1995
                                                  ------------   ------------
     Nonaccrual loans                             $     82,000   $    204,000
     Accruing loans past due over ninety days           41,000         23,000
     Restructured loans                                 73,000         65,000
     Real estate and other repossessed assets          389,000        337,000
                                                  ------------   ------------

       Total nonperforming assets                 $    585,000   $    629,000
                                                  ============   ============


     The amount of interest income that would have been recorded on nonaccrual loans for the years ended December 31, 1996, 1995 and 1994, based on the loans' original terms was $17,000, $14,000 and $26,000, respectively. No interest was collected on such loans and recorded as income during 1996 or 1995. A total of $38,000 in interest on nonaccrual loans was actually collected and recorded as income during the year ended December 31, 1994.

     A summary of the transactions in the allowance for possible loan losses for the years ended December 31, 1996, 1995 and 1994, is as follows:



                                       1996           1995           1994
                                   -----------    -----------    -----------
Balance at beginning of year       $   759,000    $   817,000    $   896,000
Provision for loan losses              201,000        206,000        147,000
Loans charged off                     (389,000)      (376,000)      (378,000)
Recoveries of loans charged off         73,000        112,000        152,000
Bank acquisitions                      149,000              0              0
                                   -----------    -----------    -----------

  Balance at end of year           $   793,000    $   759,000    $   817,000
                                   ===========    ===========    ===========


NOTE 6:  PREMISES AND EQUIPMENT

     The following is a summary of premises and equipment at December 31, 1996 and 1995:

                                            1996            1995
                                        -----------    -----------
     Land                               $   928,000    $   707,000
     Buildings and improvements           4,312,000      4,100,000
     Furniture and equipment              1,499,000      1,285,000
                                        -----------    -----------
                                          6,739,000      6,092,000
     Less accumulated depreciation        2,302,000      1,937,000
                                        -----------    -----------

       Net premises and equipment       $ 4,437,000    $ 4,155,000
                                        ===========    ===========

NOTE 7:  DEPOSITS

     At December 31, 1996 and 1995, interest-bearing time deposits of $100,000 or more were $29,627,000 and $23,808,000, respectively.

     At December 31, 1996, the scheduled maturities of interest-bearing time deposits was as follows:

                                             Interest-bearing
                                               Time Deposits
                                             ----------------

     1997                                    $    88,778,000
     1998                                          6,439,000
     1999                                          1,722,000
     2000                                            989,000
     2001                                            731,000
                                             ----------------
       Total interest-bearing
        time deposits                        $    98,659,000
                                             ================

NOTE 8:  NOTES PAYABLE

     The Company had a note payable to a financial institution in Amarillo, Texas (the "Amarillo Bank"). This note (the "Term Note") had a maturity of April 15, 1996. On April 15, 1996, the Company paid the Amarillo Bank $100,000 to reduce the outstanding principal balance to $371,000 and the maturity was extended to April 15, 1999. Equal principal payments of $31,000, plus accrued interest, were due quarterly on January 15, April 15, July 15 and October 15. The Term Note bore interest at the Amarillo Bank's floating base rate plus 1% and was collateralized by 100% of the stock of the Bank, and First State, N.A., Odessa. On October 15, 1996, the Company paid off the remaining principal balance of the Term Note.

     In addition, at December 31, 1996, the Company had notes payable to one current and two former directors of the Company aggregating $228,000. The notes had an original face amount of $350,000 but were discounted upon issuance because they bear interest at a below-market interest rate (6%). The notes are payable in three equal annual installments, plus accrued interest. The first installment of $117,000 was made on March 1, 1996. The notes represent a portion of the final settlement of certain litigation. See "Note 14: Commitments and Contingent Liabilities."

     At December 31, 1996, the Bank had a $12,000 note payable to an individual which matures in March 1999. Principal, plus interest at 7.5%, is payable monthly. The note is collateralized by a two-story commercial building in Abilene, Texas.


NOTE 9:  FEDERAL INCOME TAXES

     Significant components of the Company's deferred tax assets and liabilities at December 31, 1996 and 1995, were as follows:



                                                                1996           1995
                                                            ------------   ------------
     Deferred tax assets:
       Net operating loss carryforwards                     $  1,112,000   $  1,655,000
       Allowance for possible loan losses                        278,000        225,000
       Tax credit carryforwards                                  549,000        142,000
       Director indemnification                                   79,000        119,000
       Real estate and other repossessed assets                   69,000         82,000
       Other, net                                                  3,000          8,000
                                                            ------------   ------------
         Total gross deferred tax assets                       2,090,000      2,231,000
         Less valuation allowance for deferred tax assets       (389,000)      (227,000)
                                                            ------------   ------------
           Net deferred tax assets                             1,701,000      2,004,000
                                                            ------------   ------------
     Deferred tax liabilities:
       Unrealized gain on available-for-sale securities          (14,000)       (37,000)
       Depreciation and amortization                             (23,000)       (30,000)
                                                            ------------   ------------
         Total gross deferred tax liabilities                    (37,000)       (67,000)
                                                            ------------   ------------

              Net deferred tax asset                        $  1,664,000   $  1,937,000
                                                            ============   ============


     As a result of the utilization of a portion of its net operating loss carryforwards, the Company reduced its gross deferred tax asset and the related valuation allowance by $222,000 during the year ended December 31, 1994. The Company also reduced the valuation allowance during 1995 by $1,600,000 and transferred such amount to additional paid-in capital due to the Company's belief, based on the Company's recent earnings history, that it is more likely than not that sufficient pre-tax income will be generated in the foreseeable future to realize its net deferred tax asset. Additionally, the Company reduced its gross deferred tax asset and related valuation allowance by $708,000 as a result of the write-off of a portion of the deferred tax asset related to the Winters State net operating loss carryforwards which will not be utilized. As a result of the acquisition of Peoples National in 1996, the Company increased its gross deferred tax asset and the related valuation allowance by $162,000. The Company may reduce or increase its valuation allowance depending on changes in the expectation of future earnings and other circumstances.

     At December 31, 1996, the Company had available net operating loss carryforwards and tax credit carryforwards to reduce future federal income taxes. These carryforwards expire approximately as follows:

                                  Net
                               Operating
                                 Losses      Tax Credits
                              -----------    -----------
     1997-2001                $         0    $    33,000
     2002-2006                    238,000              0
     2007-2011                  3,031,000        516,000
                              -----------    -----------
     Total carryforwards      $ 3,269,000    $   549,000
                              ===========    ===========

     Included in the $3,269,000 of net operating loss carryforwards is approximately $407,000 acquired as part of the Winters State acquisition and $409,000 acquired as part of the Peoples National acquisition. For federal income tax purposes, due to certain change of ownership requirements of the Internal Revenue Code, utilization of the Winters State and Peoples National net operating loss carryforwards are limited to approximately $37,000 per year and $42,000 per year, respectively. If the full amount of these limitations is not used in any year, the amount not used increases the allowable limit in the subsequent year. These net operating loss carryforwards, if not used, expire between 2003 and 2010.

     The comprehensive provisions for federal income taxes for the years ended December 31, 1996, 1995 and 1994, consist of the following:


                                                      1996           1995           1994
                                                  -----------    -----------    -----------
     Current tax provision                        $    76,000    $    35,000    $     5,000
     Deferred tax provision                           677,000        547,000        222,000
                                                  -----------    -----------    -----------
         Provision for tax expense charged to
           results of operations                      753,000        582,000        227,000
     Tax (benefit) on adjustment to unrealized
       gain/loss on available-for-sale securities     (23,000)        86,000       (154,000)
                                                  -----------    -----------    -----------
             Comprehensive provision for
               federal income taxes               $   730,000    $   668,000    $    73,000
                                                  ===========    ===========    ===========

NOTE 10:  STOCKHOLDERS' EQUITY

     In December 1992, the Company's board of directors approved the granting of nonqualified stock options for certain officers of the Company under which an original aggregate of 14,000 shares of Common Stock, adjusted for the 5% stock dividend paid to stockholders in May 1993 and the 33-1/3% stock dividend paid to stockholders in May 1995, could be issued. These options were exercisable at any time during the period January 1, 1993, to December 31, 1995, at a price of $3.75 per share, adjusted for the 5% stock dividend paid to stockholders in May 1993 and the 33-1/3% stock dividend paid to stockholders in May 1995. During the years ended December 31, 1994 and 1995, after adjustments for the two stock dividends noted above, options for 428 and 9,037 shares, respectively, were exercised and options for 1,261 and 1,032 shares, respectively, expired.

     In December 1993, the Company's board of directors approved the granting of nonqualified stock options to certain executive officers of the Company under which an original aggregate of 14,667 shares of Common Stock, adjusted for the 33-1/3% stock dividend paid to stockholders in May 1995, may be issued. Options are exercisable at any time during the period January 1, 1994, to December 31, 1997, at a price of $6.75 per share, adjusted for the 33-1/3%
stock dividend paid to stockholders in May 1995. No options were exercised or expired during the years ended December 31, 1994, 1995 and 1996.

     The Company's Series C Preferred Stock is cumulative, pays quarterly dividends at the annual rate of $4.20 per share, is senior to the Common Stock with respect to dividends and liquidation rights, is convertible into Common Stock at a price of $2.29 per share, adjusted for the 5% stock dividend paid to stockholders in May 1993 and the 33-1/3% stock dividend paid to stockholders in May 1995, and has certain voting rights if dividends are in arrears for three quarters. A total of 232 and 2,958 shares of the Series C Preferred Stock were converted into a total of 4,263 shares of Common Stock, adjusted for the 33-1/3% stock dividend paid to stockholders in May 1995, and 54,352 shares of Common Stock, during 1995 and 1996, respectively. The Series C Preferred Stock is redeemable in cash and/or Common Stock at the Company's option beginning December 12, 1997, at $42.00 per share.

     An additional 259,371 shares of Common Stock were issued as a result of the 33-1/3% stock dividend paid to stockholders in May 1995. The stock dividend was accounted for by a $65,000 transfer from retained earnings to common stock, representing the above number of shares at a par value of $0.25 per share.

     The following is a summary at December 31, 1996, of the number of shares of Common Stock reserved for issuance upon exercise of options or conversion of preferred stock and the related exercise or conversion price per share, adjusted for the 5% stock dividend paid to stockholders in May 1993 and the 33-1/3% stock dividend paid to stockholders in May 1995:

                                                    Exercise or
                                     Shares         Conversion
                                   Reserved for       Price
                                    Issuance        Per Share
                                   ------------   --------------
Unexercised stock options
  granted to certain executive
  officers of the Company                14,667   $    6.75
Series C Preferred Stock                247,658        2.29
                                   ------------   --------------
    Total shares reserved for
      issuance and related exercise
      or conversion price per
      share                             262,325   $ 2.29 - $6.75
                                   ============   ==============


NOTE 11:  EARNINGS PER SHARE

     Primary earnings per common share is computed by dividing net income available to common stockholders by the weighted average number of shares and share equivalents outstanding during the period. Because the Company's outstanding preferred stock is cumulative, the dividends allocable to such preferred stock reduces income available to common stockholders in the earnings per share calculations. The Series C Preferred Stock issued in December 1990 was determined not to be a common stock equivalent and, therefore, is not used to calculate primary earnings per common share. In computing fully diluted earnings per common share for the years ended December 31, 1996, 1995 and 1994, the conversion of the preferred stock was assumed, as the effect is dilutive. The following table presents information necessary to calculate earnings per share for the years ended December 31, 1996, 1995 and 1994 (adjusted for the 33-1/3% stock dividend paid to stockholders in May 1995):




                                                            Year Ended December 31,
                                                  ---------------------------------------
                                                     1996           1995           1994
                                                  ---------      ---------      ---------
Primary Earnings Per Common Share                             (In thousands)
---------------------------------
Shares Outstanding:
  Weighted average shares outstanding                 1,084          1,039          1,037
  Share equivalents                                       6              8              5
                                                  ---------      ---------      ---------
    Adjusted shares outstanding                       1,090          1,047          1,042
                                                  =========      =========      =========

Net Income:
  Net income                                      $   1,422      $   1,132      $     450
  Preferred stock dividends                             (63)           (70)           (70)
                                                  ---------      ---------      ---------
    Net income available to common stockholders   $   1,359      $   1,062      $     380
                                                  =========      =========      =========

                                -20-


                                                            Year Ended December 31,
                                                  ---------------------------------------
                                                     1996           1995           1994
                                                  ---------      ---------      ---------
                                                               (In thousands)
Fully Diluted Earnings Per Common Share
Shares Outstanding:
  Weighted average shares outstanding                 1,084          1,039          1,037
  Share equivalents                                       6              8              5
  Conversion of Series C Preferred Stock                268            305            306
                                                  ---------      ---------      ---------

    Adjusted shares outstanding                       1,358          1,352          1,348
                                                  =========      =========      =========

    Net Income                                    $   1,422      $   1,132      $     450
                                                  =========      =========      =========



NOTE 12:  BENEFIT PLANS

     The Company has an employee stock ownership/401(k) plan (the "Plan") that covers most of its officers and employees. The Plan stipulates, among other things, that vesting in employer contributions begins after one year of service, each participant will become fully vested in employer contributions after seven years of service and the determination of the level of vesting began with the original date of current employment of each participant. Contributions made to the employee stock ownership portion of the Plan by the Company were $77,000, $72,000 and $62,000 for the years ended December 31, 1996, 1995 and 1994, respectively. These contributions were used to make distributions to employees who left the Company's employment in the respective years and to purchase Common Stock of the Company. No contributions have been made by the Company to match contributions made by plan participants to the 401(k) portion of the Plan. The amount of all such contributions is at the discretion of the Company's board of directors. Employee contributions are invested in various equity, debt and money market investments, including Common Stock of the Company. At December 31, 1996, 112,672 shares of Common Stock of the Company were held by the Plan.

NOTE 13:  RELATED PARTY TRANSACTIONS

     In the ordinary course of business, the Company has loans, deposits and other transactions with its senior officers and directors and businesses with which such persons are associated.
It is the Company's policy that all such transactions are entered into on substantially the same terms as those prevailing at the time for comparable transactions with unrelated third parties. The balances of loans to all such persons were $2,990,000, $1,053,000 and $1,587,000 at December 31, 1996, 1995 and 1994, respectively. Additions and reductions on such loans were $2,293,000 and $356,000, respectively, for the year ended December 31, 1996.

     The Company and its subsidiaries paid $28,000, $19,000 and $55,000 in fees to a director-related company for services rendered on various legal matters during 1996, 1995 and 1994, respectively.

     During the year ended December 31, 1995, the Company reimbursed $800,000 ($450,000 in cash and $350,000 in notes payable) to three former directors (one of whom is also a current director of the Company) of a bank which was a repossessed asset of a former subsidiary bank for payment of reasonable legal fees and expenses in connection with their defense of an action brought by the Federal Deposit Insurance Corporation (the "FDIC"). See "Note 14: Commitments and Contingent Liabilities."

NOTE 14:  COMMITMENTS AND CONTINGENT LIABILITIES

     In 1985, a former subsidiary bank of the Company foreclosed on the stock of Texas Bank & Trust Company, Sweetwater, Texas ("TB&T-Sweetwater"), which became a repossessed asset of the former subsidiary. TB&T-Sweetwater subsequently failed, resulting in a legal action being brought in federal court against the thirteen TB&T-Sweetwater directors by the FDIC. In September 1993, nine former outside directors of TB&T-Sweetwater (the "Outside Directors") settled with the FDIC for an aggregate of $60,000. All former directors of TB&T-Sweetwater requested that the Company reimburse them for their expenses and settlement costs incurred by them in their defense of the FDIC litigation. This request was based on their interpretation of certain indemnification provisions contained in the Company's Articles of Incorporation.

     In January 1994, the Company filed a declaratory judgment action in state district court to petition the court to rule on certain matters that would have precluded indemnification. Certain of the directors filed counterclaims against the Company asserting their right to be indemnified. A hearing occurred in July 1994, and the court issued an order in September 1994, denying the Company's petition and upholding the directors' counterclaims.

     In December 1994, a settlement was entered into between the FDIC, one Outside Director and the three management directors of TB&T-Sweetwater, who were also management directors of the Company (the "Inside Directors"), with the Inside Directors paying the FDIC a total of $450,000. As a result of the two settlements and indemnification requests, the Outside Directors claimed indemnification in the amount of approximately $467,000 and the Inside Directors claimed indemnification in the amount of approximately $900,000. In 1994, the Company accrued $900,000 for the potential reimbursement of the $1,367,000 in claims.

     On March 7, 1995, the Company agreed to settle the indemnification requests of the Inside Directors for $450,000 in cash and by delivery of three promissory notes in the aggregate principal amount of $350,000. These notes are payable in three equal annual installments beginning March 1, 1996, and bear interest at 6% per annum. As a result of the below-market interest rate, the notes were originally discounted to an aggregate of $323,000. In April and May 1995, the Company consummated this settlement with the Inside Directors by paying them an aggregate of $450,000 and delivering such promissory notes to them. In May and June 1995, the Company settled with the Outside Directors by paying them a aggregate of $252,000 in cash.

     The Company is involved in various other litigation proceedings incidental to the ordinary course of business. In the opinion of management, the ultimate liability, if any, resulting from such other litigation would not be material in relation to the Company's financial condition.

     The Bank leases certain of its premises and equipment under noncancellable operating leases. Rental expense under such operating leases was approximately $336,000, $290,000 and $235,000 in 1996, 1995 and 1994, respectively.

     The minimum payments due under these leases at December 31, 1996, are as follows:

               1997           $ 232,000
               1998              87,000
               1999              39,000
               2000              39,000
               2001              37,000
               2002-2003         24,000
                              ---------
                 Total        $ 458,000
                              =========

NOTE 15:  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts and fair values of financial assets and financial liabilities at December 31, 1996 and 1995, were as follows:


                                                        1996                           1995
                                             ---------------------------   ---------------------------
                                               Carrying                       Carrying
                                                Amount       Fair Value        Amount      Fair Value
                                             ------------   ------------   ------------   ------------
     Financial Assets
     ----------------
       Cash and due from banks               $ 11,458,000   $ 11,458,000   $  8,559,000   $  8,559,000
       Federal funds sold                      18,500,000     18,500,000     26,200,000     26,200,000
       Available-for-sale securities           27,771,000     27,771,000     16,746,000     16,746,000
       Held-to-maturity securities             47,381,000     47,291,000     39,161,000     39,384,000
       Loans, net of unearned income           92,017,000     93,814,000     81,927,000     83,857,000
       Accrued interest receivable              1,599,000      1,599,000      1,494,000      1,494,000

     Financial Liabilities
     ---------------------
       Noninterest-bearing demand deposits   $ 32,240,000   $ 32,240,000   $ 33,267,000   $ 33,267,000
       Interest-bearing demand deposits        58,676,000     58,676,000     52,430,000     52,430,000
       Interest-bearing time deposits          98,659,000     98,923,000     79,007,000     79,475,000
       Notes payable                              240,000        240,000        849,000        849,000
       Accrued interest payable                   951,000        951,000        882,000        882,000


     Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     For variable-rate loans that reprice frequently with no significant change in credit risk, fair values are based on carrying values. The fair values of other loans are estimated using discounted cash flow analyses, which utilize interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

     The fair values of noninterest and interest-bearing demand deposits are, by definition, equal to the amount payable on demand, i.e., their carrying amount. The fair values of interest-bearing time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of similar maturities.

     The carrying amounts for cash and due from banks, federal funds sold, accrued interest receivable, notes payable and accrued interest payable approximate the fair values of such assets and liabilities.

     Fair values for the Company's off-balance-sheet instruments, which consist of lending commitments and standby letters of credit, are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Management believes that the fair value of these off-balance-sheet instruments is not materially different from the commitment amount.

NOTE 16:  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     The Company is a party to financial instruments with off-balance-sheet risk entered into in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the accompanying financial statements. The contractual amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and financial guarantees is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Unless noted otherwise, the Company does not require collateral or other security to support financial instruments with credit risk. The Company had outstanding loan commitments of approximately $5,174,000, and $6,162,000 and outstanding standby letters of credit and financial guarantees of approximately $175,000 and $178,000 at December 31, 1996 and 1995, respectively.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include real estate, accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

     Standby letters of credit and financial guarantees are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in making loans to customers.

     The Company does not expect any material losses as a result of loan commitments, standby letters of credit and financial guarantees that were outstanding at December 31, 1996.

     In the normal course of business, the Company maintains deposits with other financial institutions in amounts which exceed FDIC insurance coverage limits.

NOTE 17:  REGULATORY MATTERS

     The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could cause the initiation of certain mandatory, and possibly additional discretionary, actions by the regulatory authorities that, if undertaken, could have a direct material effect on the Company's and the Bank's respective financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's respective assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's respective capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital and total capital (Tier 1 and Tier 2) to risk-weighted assets and of Tier 1 capital to adjusted quarterly average assets. At December 31, 1996, the Company and the Bank met all capital adequacy requirements to which they were subject.

     At December 31, 1996, the most recent notifications from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the Bank must maintain minimum Tier 1 capital to risk-weighted assets, total capital to risk-weighted assets and Tier 1 capital to adjusted quarterly average assets ratios as set forth in the tables. The pro forma calculation of the Company's and the Bank's Tier 1 capital to adjusted quarterly average assets would have been 5.95% and 5.45%, respectively, had the acquisition of Crown Park occured at December 31, 1996. There are no other conditions or events since the most recent notification that management believes have changed either the Company's or the Bank's category.

     The minimum capital amounts and ratios for well capitalized bank holding companies and the Company's actual capital amounts and ratios at December 31, 1996, are as follows:

                                                                   Minimums for
                                                                 Well Capitalized
                                                                 Holding Companies        Actual
                                                                 -----------------   -----------------
                                                                  Amount    Ratio     Amount    Ratio
                                                                 --------  -------   --------  -------
                                                                           (Dollars in thousands)
     Tier 1 capital to risk-weighted assets                      $  8,062   8.00%    $ 13,955  13.85%

     Total capital to risk-weighted assets                         10,077  10.00       14,748  14.64

     Tier 1 capital to adjusted quarterly average assets           12,214   6.00       13,955   6.86


      The minimum capital amounts and ratios for well capitalized banks and the Bank's actual capital amounts and ratios at December 31, 1996, are as follows:


                                                                 Minimums for Well
                                                                 Capitalized Banks        Actual
                                                                 -----------------   -----------------
                                                                  Amount    Ratio     Amount    Ratio
                                                                 --------  -------   --------  -------
                                                                         (Dollars in thousands)

     Tier 1 capital to risk-weighted assets                      $  7,961   8.00%    $ 12,506  12.57%

     Total capital to risk-weighted assets                          9,952  10.00       13,300  13.36

     Tier 1 capital to adjusted quarterly average assets           12,127   6.00       12,506   6.19


      At December 31, 1996, retained earnings of the Bank included approximately $1,561,000 that was available for payment of dividends to the Company without prior approval of regulatory authorities.

NOTE 18:  PARENT COMPANY FINANCIAL INFORMATION

     Condensed financial statements of the Company, parent only, are presented below:

                  INDEPENDENT BANKSHARES, INC.
                    CONDENSED BALANCE SHEETS
                   DECEMBER 31, 1996 AND 1995


                                                                                1996           1995
                                                                           ------------   ------------
Assets:
Cash                                                                       $    148,000   $    191,000
Investment in subsidiaries                                                   13,576,000     12,908,000
Premises and equipment                                                            3,000          4,000
Other assets                                                                  1,452,000      1,577,000
                                                                           ------------   ------------
    Total assets                                                           $ 15,179,000   $ 14,680,000
                                                                           ============   ============

Liabilities:
Notes payable                                                              $    228,000   $    832,000
Accrued interest payable and other liabilities                                   14,000         30,000
                                                                           ------------   ------------
  Total liabilities                                                             242,000        862,000
Stockholders' equity                                                         14,937,000     13,818,000
                                                                           ------------   ------------
    Total liabilities and stockholders' equity                             $ 15,179,000   $ 14,680,000
                                                                           ============   ============


                   INDEPENDENT BANKSHARES, INC.
                   CONDENSED INCOME STATEMENTS
          YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


                                                                 1996           1995           1994
                                                            ------------   ------------   ------------
Income:
  Dividends from subsidiaries (see Note 18)                 $  1,000,000   $    905,000   $    450,000
  Management fees from subsidiaries                              161,000        177,000        158,000
  Interest from subsidiaries                                       3,000          2,000          2,000
                                                            ------------   ------------   ------------
    Total income                                               1,164,000      1,084,000        610,000
                                                            ------------   ------------   ------------

Expenses:
  Interest                                                        58,000        107,000         86,000
  Other expenses                                                 557,000        756,000      1,381,000
                                                            ------------   ------------   ------------
    Total expenses                                               615,000        863,000      1,467,000
                                                            -----------    ------------   ------------
Income (loss) before federal income taxes and equity in
 undistributed earnings of subsidiaries                          549,000        221,000       (857,000)
  Federal income tax benefit                                    (162,000)      (236,000)      (490,000)
                                                            ------------   ------------   ------------
Income (loss) before equity in undistributed earnings
 of subsidiaries                                                 711,000        457,000       (367,000)
  Equity in undistributed earnings of subsidiaries               711,000        675,000        817,000
                                                            ------------   ------------   ------------
Net income                                                  $  1,422,000   $  1,132,000   $    450,000
                                                            ============   ============   ============


                  INDEPENDENT BANKSHARES, INC.
               CONDENSED STATEMENTS OF CASH FLOWS
          YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994



                                                                 1996           1995           1994
                                                            ------------   ------------   ------------
Cash flows from operating activities:
    Net income                                              $  1,422,000   $  1,132,000   $    450,000
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Deferred federal income tax expense                          677,000        547,000        222,000
    Depreciation and amortization                                  1,000          2,000          1,000
    Equity in undistributed earnings of subsidiaries            (711,000)      (675,000)      (817,000)
    Decrease (increase) in other assets                         (540,000)       (97,000)         4,000
    Increase (decrease) in accrued interest payable
      and other liabilities                                      (16,000)      (390,000)       681,000
                                                            ------------   ------------   ------------
        Net cash provided by operating activities                833,000        519,000        541,000
                                                            ------------   ------------   ------------
Cash flows from financing activities:
    Proceeds from notes payable                                        0        275,000              0
    Repayment of notes payable                                  (616,000)      (687,000)      (261,000)
    Net proceeds from issuance of equity securities                    0         34,000          2,000
    Cash paid for fractional shares in stock dividend                  0         (4,000)             0
    Payment of cash dividends                                   (260,000)      (187,000)      (140,000)
                                                            ------------   ------------   ------------
       Net cash used in financing activities                    (876,000)      (569,000)      (399,000)
                                                            ------------   ------------   ------------
Net increase (decrease) in cash and cash equivalents             (43,000)       (50,000)       142,000
Cash and cash equivalents at beginning of year                   191,000        241,000         99,000
                                                            ------------   ------------   ------------

    Cash and cash equivalents at end of year                $    148,000   $    191,000   $    241,000
                                                            ============   ============   ============



NOTE 19:  SUPPLEMENTAL CASH FLOW INFORMATION

     Supplemental cash flow information for the years ended
December 31, 1996, 1995 and 1994, is as follows:



                                                                 1996           1995           1994
                                                            ------------   ------------   ------------
Cash paid during the year for:
  Interest                                                  $  6,372,000   $  4,835,000   $  3,337,000
  Federal income taxes                                           438,000         15,000         17,000
Noncash investing activities:
  Additions to real estate and other repossessed assets
    during the year through foreclosures                       1,015,000      1,039,000        424,000
  Sales of real estate and other repossessed assets
    financed with loans                                          240,000        196,000        335,000
  Transfer of real estate and other repossessed assets
    to loans                                                           0        125,000              0
  Increase (decrease) in unrealized gain/loss on
    available-for-sale securities, net of tax                    (43,000)       168,000       (306,000)
  Other liabilities replaced with notes payable                        0        334,000              0


NOTE 20:  SUBSEQUENT EVENT

     The Bank completed the acquisition of Crown Park and its subsidiary, Western National, on January 28, 1997, for an aggregate cash purchase price of $7,510,000. At the date of acquisition, Crown Park had consolidated total assets of $60,420,000, total loans, net of unearned income of $41,688,000, total deposits of $53,618,000 and stockholders' equity of $4,238,000. Western
National was merged with and into, and became a branch of, the Bank. To obtain funding for the acquisition, the Company sold an aggregate of 316,250 shares of its common stock in an underwritten offering at a price of $14.25 per share. This included 41,250 shares covered by the underwriter's over-allotment option. The Company borrowed $800,000 from the Amarillo Bank to finance the remaining cost of acquiring Crown Park. The $800,000 of borrowings was later reduced to $400,000 with the proceeds of the sale of the over-allotment shares. This acquisition will be accounted for under the purchase method of accounting. A total of $2,486,000 in goodwill was recorded as a result of the acquisition.

QUARTERLY DATA (UNAUDITED)

     The following table presents the unaudited results of operations for the past two years by quarter. See "Note 11:
Earnings Per Share" in the Company's Consolidated Financial
Statements.

                                                                 1996
                                             ------------------------------------------------
                                               First   Second     Third     Fourth
                                              Quarter  Quarter   Quarter    Quarter    Total
                                             --------  --------  --------  --------  --------
                                                       (In thousands, except per share amounts)
Interest income                              $  3,223  $  3,284  $  3,502  $  3,547  $ 13,556
Interest expense                                1,485     1,544     1,693     1,719     6,441
Net interest income                             1,738     1,740     1,809     1,828     7,115
Provision for loan losses                          50        71        40        40       201
Income before federal income taxes                547       479       558       591     2,175
Net income                                        361       299       355       407     1,422

Primary earnings per common share
  available to common stockholders:
    Income before federal income taxes       $   0.50  $   0.43  $   0.49  $   0.52  $   1.94
    Net income                                   0.33      0.27      0.32      0.33      1.25

Fully diluted earnings per common share
  available to common stockholders:
    Income  before federal income taxes      $   0.40  $   0.35  $   0.41  $   0.44  $   1.60
    Net income                                   0.27      0.23      0.27      0.28      1.05


                                                                 1995
                                             ------------------------------------------------
                                               First   Second     Third     Fourth
                                              Quarter  Quarter   Quarter    Quarter    Total
                                             --------  --------  --------  --------  --------
                                                       (In thousands, except per share amounts)

Interest income                              $  2,811  $  2,971  $  3,049  $  3,131  $ 11,962
Interest expense                                1,128     1,331     1,401     1,449     5,309
Net interest income                             1,683     1,640     1,648     1,682     6,653
Provision for loan losses                          42        30        69        65       206
Income before federal income taxes                502       277       479       456     1,714
Net income                                        332       182       317       301     1,132

Primary earnings per common share
  available to common stockholders:
    Income before federal income taxes       $   0.46  $   0.25  $   0.44  $   0.42  $   1.57
    Net income                                   0.30      0.16      0.29      0.27      1.02

Fully diluted earnings per common share
  available to common stockholders:
    Income before federal income taxes       $   0.37  $   0.20  $   0.36  $   0.34  $   1.27
    Net income                                   0.25      0.14      0.23      0.22      0.84


      The above unaudited financial information reflects all adjustments that are, in the opinion of management, necessary to present a fair statement of the results of operations for the interim periods presented.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following table presents selected consolidated financial information for the last five years. Such financial information has been restated to reflect the 5% stock dividend paid to stockholders in May 1993 and the 33-1/3% stock dividend paid to stockholders in May 1995. See "Note 1: Summary of Significant Accounting Policies-Principles of Consolidation," "Note 2: Quasi-reorganization," "Note 3: Bank Acquisitions," "Note 8: Notes Payable" and "Note 11: Earnings Per Share" in the Company's Consolidated Financial Statements for other significant changes in financial statement items.

                                                    1996            1995           1994           1993           1992
                                                  ---------      ---------      ---------      ---------      ---------
                                                                 (In thousands, except per share amounts)
Balance sheet information:
  Assets                                          $ 205,698      $ 180,344      $ 159,860      $ 160,712      $ 160,554
  Loans, net of unearned income                      92,017         81,927         81,306         69,647         52,967
  Deposits                                          189,575        164,704        146,184        147,785        134,679
  Notes payable                                         240            849            930          1,194          2,290
  Stockholders' equity                               14,937         13,818         11,073         10,845          8,238

Income statement information:
  Total interest income                           $  13,556      $  11,962      $  10,131      $   9,221      $   9,715
  Net interest income                                 7,115          6,653          6,679          6,045          5,639
  Income before extraordinary item and
    cumulative effect of accounting change            1,422          1,132            450          1,029            839
  Extraordinary item                                      0              0              0              0            192(1)
  Cumulative effect of accounting change                  0              0              0            200(2)           0
  Net income                                          1,422          1,132            450          1,229          1,031

Primary earnings per common share
  available to common stockholders:
    Income before extraordinary item and
      cumulative effective of accounting change   $    1.25      $    1.02      $    0.36      $    0.92      $    0.72
    Extraordinary item                                 0.00           0.00           0.00           0.00           0.19(1)
    Cumulative effect of accounting change             0.00           0.00           0.00           0.19(2)        0.00
                                                  ---------      ---------      ---------      ---------      ---------
    Net income                                    $    1.25      $    1.02      $    0.36      $    1.11      $    0.91
                                                  =========      =========      =========      =========      =========

Fully diluted earnings per common share
  available to common stockholders:
    Income before extraordinary item and
      cumulative effect of accounting change      $    1.05      $    0.84      $    0.33      $    0.76      $    0.60
    Extraordinary item                                 0.00           0.00           0.00           0.00           0.14(1)
    Cumulative effect of accounting change             0.00           0.00           0.00           0.15(2)        0.00
                                                  ---------      ---------      ---------      ---------      ---------
    Net income                                    $    1.05      $    0.84      $    0.33      $    0.91      $    0.74
                                                  =========      =========      =========      =========      =========

 Cash dividends per common share                  $    0.18      $    0.11      $    0.07      $    0.00      $    0.00
                                                  =========      =========      =========      =========      =========

______________________
(1)  Gain on extinguishment of debt.
(2)  Cumulative effect of a change in accounting for income taxes.


MARKET INFORMATION

     Since September 12, 1995, the Company's Common Stock has traded on the American Stock Exchange (the "AMEX") under the symbol "IBK." Prior to September 12, 1995, the Common Stock traded on the Nasdaq Small-Cap Market.

     The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock as quoted on the AMEX and Nasdaq Small-Cap Market and the amount of cash dividends paid per share, adjusted for the 33-1/3% stock dividend paid to stockholders in May 1995.

                                                                                  Cash
                                                                                Dividends
                                                    High            Low         Per Share
                                                  ---------      ---------      ---------
     Calendar Year Ended December 31, 1995
     First Quarter                                $   6          $   5-1/4      $  0.0225
     Second Quarter                                   7-1/2          5-1/4         0.03
     Third Quarter                                   11-1/4          7-1/4         0.03
     Fourth Quarter                                  10-7/8         10-1/4         0.03

     Calendar Year Ended December 31, 1996
     First Quarter                                $  10-1/2      $   9-3/4      $  0.03
     Second Quarter                                  11              9             0.05
     Third Quarter                                   12-1/8         10-7/8         0.05
     Fourth Quarter                                  17-1/2         12-1/8         0.05

     Calendar Year Ending December 31, 1997
     First Quarter (through March 14)             $  17          $  14-3/8      $  0.05(1)


______________
(1)  This cash dividend was paid February 28, 1997, to shareholders of record on February 14, 1997.


     The Nasdaq Small-Cap Market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

     At February 28, 1997, there were 1,558 stockholders who were individual participants in security position listings.

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS


THE COMPANY

     Independent Bankshares, Inc. (the "Company") is a bank holding company headquartered in Abilene, Texas. The Company indirectly owns through a Delaware subsidiary, Independent Financial Corp. ("Independent Financial"), 100% of First State Bank, National Association, Abilene, Texas (the "Bank"). The Bank currently operates full-service banking locations in the West Texas cities of Abilene (2 locations), Lubbock (acquired in January 1997), Odessa (2 locations), San Angelo, Stamford and Winters.

GENERAL

     The following discussion and analysis presents the more significant factors affecting the Company's financial condition at December 31, 1996 and 1995, and results of operations for each of the three years in the period ended December 31, 1996, after accounting for the acquisition of the subsidiary banks noted below and after giving effect to the quasi-reorganization of the Company effective December 31, 1989. This discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements, notes thereto and other financial information appearing elsewhere in this annual report.

BANK ACQUISITIONS

     Crown Park and Western National. On January 28, 1997, the Company consummated the acquisition of Crown Park Bancshares, Inc. ("Crown Park") and its wholly owned subsidiary bank, Western National Bank ("Western National"), for an aggregate cash consideration of $7,510,000. On the closing date, Crown Park was merged with and into a wholly owned subsidiary of the Company and Western National was merged with and into the Bank. To obtain funding for the acquisition, the Company sold an aggregate of 316,250 shares of its common stock in an underwritten offering at a price of $14.25 per share (the "Offering"). This included 41,250 shares covered by the underwriter's over-allotment option. The Company borrowed $800,000 from a financial institution in Amarillo, Texas (the "Amarillo Bank") to finance the remaining cost of acquiring Crown Park. The $800,000 of borrowings was later reduced to $400,000 with the proceeds of the sale of the over-allotment shares. See "- Liquidity" and "- Capital Resources" below. This acquisition will be accounted for under the purchase method of accounting. A total of $2,486,000 of goodwill was recorded in 1997 as a result of this transaction.

     Western National is a community bank that offers interest and noninterest-bearing depository accounts, and makes consumer and commercial loans. At the date of acquisition, on a consolidated basis, Crown Park had total assets of $60,420,000, total loans, net of unearned income, of $41,688,000, total deposits of $53,618,000 and stockholders' equity of $4,238,000.

     San Angelo Branch. On May 27, 1996, the Bank assumed the deposits and certain other liabilities and purchased the loans and certain other assets of the San Angelo, Texas branch of Coastal Banc ssb ("Coastal Banc - San Angelo") in a cash transaction, and Coastal Banc - San Angelo became a branch of the Bank. On the date of the acquisition, Coastal Banc - San Angelo had approximately $14,895,000 in total deposits and $155,000 in total loans. The acquisition was accounted for under the purchase method of accounting, and the results of operations of Coastal Banc - San Angelo are included in the Company's results of operations from the date of purchase. The assets and liabilities of this branch were recorded at their estimated fair value. A total of $743,000 of goodwill was recorded as a result of the acquisition.

     Peoples National. The Bank completed the acquisition of Peoples National Bank, Winters, Texas ("Peoples National") effective January 1, 1996, and Peoples National became part of the Winters branch of the Bank. At December 31, 1995, Peoples National had total assets of $5,505,000, total loans, net of unearned income, of $2,767,000, total deposits of $4,958,000 and stockholders' equity of $525,000. The acquisition was accounted for under the purchase method of accounting, and the results of operations of Peoples National are included in the

Company's results of operations from the date of purchase. The assets and liabilities of Peoples National were recorded at their estimated fair value. A total of $260,000 of goodwill was recorded as a result of this acquisition.

RESULTS OF OPERATIONS

General
-------

     Net income for the year ended December 31, 1996, amounted to $1,422,000 ($1.25 primary earnings per common share) compared to net income of $1,132,000 ($1.02 primary earnings per common share) for the year ended December 31, 1995, and net income of $450,000 ($0.36 primary earnings per common share) for the year ended December 31, 1994. The results of operations for 1995 included legal and settlement expenses of $205,000 ($135,000, net of tax), or $0.13 primary earnings per common share, incurred as a result of the final settlement of certain litigation. The results of operations for 1994 were negatively impacted by the accrual of $900,000 ($594,000, net of tax), or $0.57 primary earnings per common share, for the reimbursement of certain legal fees, expenses and settlement costs in connection with the same litigation. See "Note 15: Commitments and Contingent Liabilities" to the Company's Consolidated Financial Statements.

     Two industry measures of the performance by a banking institution are its return on average assets and return on average stockholders' equity. Return on average assets ("ROA") measures net income in relation to average total assets and indicates a company's ability to employ its resources profitably. During 1996, the Company's ROA was 0.72%, compared to 0.67% for 1995 and 0.28% for 1994. Excluding the unusual and extraordinary items noted above, the Company's ROA for 1995 and 1994 would have been 0.75% and 0.65%, respectively.

     Return on average stockholders' equity ("ROE") is determined by dividing net income by average stockholders' equity and indicates how effectively a company can generate net income on the capital invested by its stockholders. During 1996, the Company's ROE was 9.89%, compared to 8.99% for 1995 and 3.98% for 1994. Excluding the unusual and extraordinary items noted above, the Company's ROE for 1995 and 1994 would have been 10.06% and 9.24%, respectively.

Net Interest Income
-------------------

     Net interest income represents the amount by which interest income on interest-earning assets, including loans and securities, exceeds interest paid on interest-bearing liabilities, including deposits and other borrowed funds. Net interest income is the principal source of the Company's earnings. Interest rate fluctuations, as well as changes in the amount and type of interest-earning assets and interest-bearing liabilities, combine to affect net interest income.

     Net interest income amounted to $7,115,000 for 1996, an increase of $462,000 or 6.9% from 1995. Net interest income for 1995 was $6,653,000, a decrease of $26,000, or 0.4%, from net interest income of $6,679,000 for 1994. The increase in 1996 was due to the Company's growth. The small decrease in 1995 was due to an increase in average net earning assets (average interest-earning assets minus average interest-bearing liabilities), which was offset by a decrease in the Company's net interest margin. The net interest margin on a fully taxable-equivalent basis was 3.95% for 1996, compared to 4.29% for 1995 and 4.62% for 1994. The decrease in 1996 was due primarily to the fact that in the acquisitions of Peoples National and Coastal Banc - San Angelo, the Company acquired $19,853,000 in deposits and only $2,922,000 in loans. As a result, a significant amount of the increased funds has been invested in investment securities and federal funds sold, which yield a lower rate of interest than loans and, therefore, have a negative impact on the Company's net interest margin. The decrease in the net interest margin in 1995 was a result of a decrease of $7,423,000 in average noninterest-bearing and interest-bearing demand deposits and an increase of $15,362,000 in average interest-bearing time deposits, combined with a rising interest rate environment on such time deposits during most of 1995.

     At December 31, 1996, approximately $24,938,000, or 27.0%, of the Company's total loans, net of unearned income, were loans with floating interest rates. This amount represented 49.5% of loans, excluding loans to individuals, which are exclusively fixed rate in nature. The overall average rate paid for total deposits increased slightly in 1996. The average rate paid by the Company for certificates of deposit and other time deposits of $100,000 or more decreased to 5.39% during 1996 from 5.61% in 1995; however, the average rate paid for certificates of deposit less than $100,000 increased slightly from 5.41% in 1995 to 5.42% in 1996. Rates on other types of deposits, such as savings accounts, money market accounts and NOW accounts, increased slightly from an average of 2.35% in 1995 to an average of 2.41% in 1996. Given the fact that the Company's interest-bearing liabilities are subject to repricing faster than its interest-earning assets in the very short term, a falling interest rate environment normally produces a higher net interest margin than a rising interest rate environment. As noted under "Analysis of Financial Condition - Interest Rate Sensitivity" below, because the Company's interest-bearing demand, savings and money market deposits are somewhat less rate-sensitive (as indicated above), the Company's net interest margin does not necessarily increase in a falling interest rate environment.

     The following table presents the average balance sheets of the Company for each of the last three fiscal years and indicates the interest earned or paid on each major category of interest-earning assets and interest-bearing liabilities on a fully taxable-equivalent basis, and the average rates earned or paid on each major category. This analysis details the contribution of interest-earning assets and the overall impact of the cost of funds on net interest income.

                                                               Year Ended December 31,
                                             ---------------------------------------------------------
                                                         1996                          1995
                                             ---------------------------   ---------------------------
                                                       Interest                      Interest
                                              Average   Income/   Yield/     Average  Income/   Yield/
                                              Balance   Expense    Rate      Balance  Expense   Rate
                                             --------- --------- -------   --------- --------- -------
                                                                 (Dollars in thousands)
ASSETS (1)
Interest-earning assets:
  Loans, net of unearned income (2)          $  85,880 $   8,005  9.32%    $  82,302 $   7,726  9.39%
  Securities (3)                                74,920     4,507  6.02        41,846     2,391  5.71
  Federal funds sold                            19,406     1,047  5.40        31,076     1,847  5.94
                                             --------- --------- -----     --------- --------- -----
        Total interest-earning assets          180,206    13,559  7.52       155,224    11,964  7.71
                                             --------- --------- -----     --------- --------- -----

Noninterest-earning assets:
  Cash and due from banks                        7,151                         7,066
  Premises and equipment, net                    4,427                         4,211
  Accrued interest receivable
    and other assets                             5,196                         3,817
  Allowance for possible loan losses              (825)                         (786)
                                             ---------                     ---------
        Total noninterest-earning assets        15,949                        14,308
                                             ---------                     ---------
               Total assets                  $ 196,155                     $ 169,532
                                             =========                     =========



LIABILITIES AND STOCKHOLDERS' EQUITY (1)
Interest-bearing liabilities:
  Demand, savings and money
    market deposits                          $  57,847 $   1,397  2.41%    $  53,391 $   1,257  2.35%
  Time deposits                                 92,065     4,985  5.41        72,137     3,944  5.47
                                             --------- --------- -----     --------- --------- -----
      Total interest-bearing deposits          149,912     6,382  4.26       125,528     5,201  4.14
  Notes payable                                    568        59 10.39         1,069       108 10.10
                                             --------- --------- -----     --------- --------- -----
        Total interest-bearing liabilities     150,480     6,441  4.28       126,597     5,309  4.19
                                             --------- --------- -----     --------- --------- -----
Noninterest-bearing liabilities:
  Demand deposits                               30,093                        29,019
  Accrued interest payable and
    other liabilities                            1,207                         1,322
                                             ---------                     ---------
      Total noninterest-bearing liabilities     31,300                        30,341
                                             ---------                     ---------
             Total liabilities                 181,780                       156,938
                                             ---------                     ---------
Stockholders' equity                            14,375                        12,594
                                             ---------                     ---------
               Total liabilities and
                 stockholders' equity        $ 196,155                     $ 169,532
                                             =========                     =========

Net interest income                                    $   7,118                     $   6,655
                                                       =========                     =========

Interest rate spread (4)                                          3.24%                         3.52%
                                                                 =====                         =====

Net interest margin (5)                                           3.95%                         4.29%
                                                                 =====                         =====



                                                 Year Ended December 31,
                                             ---------------------------
                                                         1994
                                             ---------------------------
                                                       Interest
                                              Average   Income/   Yield/
                                              Balance   Expense    Rate
                                             --------- --------- -------
                                               (Dollars in thousands)
ASSETS (1)
Interest-earning assets:
  Loans, net of unearned income (2)          $  74,727 $   6,918  9.26%
  Securities (3)                                53,986     2,521  4.67
  Federal funds sold                            15,939       697  4.37
                                             --------- --------- -----
        Total interest-earning assets          144,652    10,136  7.01
                                             --------- --------- -----
Noninterest-earning assets:
  Cash and due from banks                        8,060
  Premises and equipment, net                    4,458
  Accrued interest receivable
    and other assets                             3,617
  Allowance for possible loan losses              (805)
                                             ---------
        Total noninterest-earning assets        15,330
                                             ---------
               Total assets                  $ 159,982
                                             =========


LIABILITIES AND STOCKHOLDERS' EQUITY (1)
Interest-bearing liabilities:
  Demand, savings and money
    market deposits                          $  59,689 $   1,288  2.16%
  Time deposits                                 56,775     2,076  3.66
                                             --------- --------- -----
      Total interest-bearing deposits          116,464     3,364  2.89
  Notes payable                                  1,061        88  8.29
                                             --------- --------- -----
        Total interest-bearing liabilities     117,525     3,452  2.94
                                             --------- --------- -----

Noninterest-bearing liabilities:
  Demand deposits                               30,144
  Accrued interest payable and
    other liabilities                            1,011
                                             ---------
      Total noninterest-bearing liabilities     31,155
                                             ---------
             Total liabilities                 148,680
                                             ---------
Stockholders' equity                            11,302
                                             ---------
               Total liabilities and
                 stockholders' equity        $ 159,982
                                             =========

Net interest income                                    $   6,684
                                                       =========

Interest rate spread (4)                                          4.07%
                                                                 =====

Net interest margin (5)                                           4.62%
                                                                 =====



______________________________
(1)  The Average Balance and Interest Income/Expense columns include the balance sheet and income statement accounts of Peoples
     National and Coastal Banc - San Angelo, from January 1, 1996, and
     May 27, 1996 (the respective dates of acquisition of such banks), through December 31, 1996.
(2)  Nonaccrual loans are included in the Average Balance columns and income recognized on these loans, if any, is included in the
     Interest Income/Expense columns.  Interest income on loans includes fees on loans, which are not material in amount.
(3)  Nontaxable interest income on securities was adjusted to a taxable yield assuming a tax rate of 34%.
(4)  The interest rate spread is the difference between the average yield on interest-earning assets and the average cost of interest-
     bearing liabilities.
(5)  The net interest margin is equal to net interest income, on a fully taxable-equivalent basis, divided by average interest-earning assets.


     The following table presents the changes in the components of net interest income and identifies the part of each change due to differences in the average volume of interest-earning assets and interest-bearing liabilities and the part of each change due to the average rate on those assets and liabilities. The changes in interest due to both volume and rate in the table have been allocated to volume or rate change in proportion to the absolute amounts of the change in each.

                                        1996(1) vs 1995               1995 vs 1994
                                   -------------------------     --------------------------
                                   Increase (Decrease) Due To    Increase (Decrease) Due To
                                          Changes In:                   Changes In:
                                   -------------------------     --------------------------
                                    Volume    Rate      Total     Volume    Rate      Total
                                   -------   -------   -------   -------   -------   -------
                                                  (In thousands)
  Interest-earning assets:
    Loans, net of unearned income  $   336   $   (57)  $   279   $   710   $    98   $   808
    Securities (2)                   1,980       136     2,116      (629)      499      (130)
    Federal funds sold                (644)     (156)     (800)      834       316     1,150
                                   -------   -------   -------   -------   -------   -------
            Total interest income    1,672       (77)    1,595       915       913     1,828
                                   -------   -------   -------   -------   -------   -------

  Interest-bearing liabilities:
    Deposits:
      Demand, savings and money
        market deposits                107        33       140     (140)       109       (31)
      Time deposits                  1,084       (43)    1,041      660      1,208     1,868
                                   -------   -------   -------   ------    -------   -------
          Total deposits             1,191       (10)    1,181      520      1,317     1,837
    Notes payable                      (52)        3       (49)       1         19        20
                                   -------   -------   -------   ------    -------   -------
            Total interest expense   1,139        (7)    1,132      521      1,336     1,857
                                   -------   --------  -------   ------    -------   -------
  Increase (decrease) in net
    interest income                $   533   $   (70)  $   463   $  394    $  (423)  $   (29)
                                   =======   =======   =======   ======    =======   =======



______________________________
(1)  Income statement items include the income statement accounts of Peoples National and Coastal Banc - San Angelo beginning
     January 1, 1996, and May 27, 1996 (the respective dates of acquisition of such banks), through December 31, 1996.
(2)  Information with respect to interest income on tax-exempt securities is provided on a fully taxable-equivalent basis assuming a tax rate of 34%.


Provision for Loan Losses
-------------------------

     The amount of the provision for loan losses is based on periodic (not less than quarterly) evaluations of the loan portfolio, especially nonperforming and other potential problem loans. During these evaluations, consideration is given to such factors as: management's evaluation of specific loans; the level and composition of nonperforming loans; historical loss experience; results of examinations by regulatory agencies; an internal asset review process conducted by the Company that is independent of the management of the Bank; expectations of future economic conditions and their impact on particular industries and individual borrowers; the market value of collateral; the strength of available guarantees; concentrations of credits; and other judgmental factors. The provision for loan losses for the year ended December 31, 1996, was $201,000, compared to $206,000 for the previous year. The provision in 1996 represented a decrease of $5,000, or 2.4%, from the 1995 provision. The provision for loan losses for the year ended December 31, 1995, represented an increase of $59,000, or 40.1%, over the $147,000 provision for the year ended December 31, 1994. The increase in the provision for loan losses during 1995 was a result of an increase in loan volume as well as increased repossessions and associated charge-offs relating to the Company's indirect installment lending program. The relatively lower provisions over the past several years reflect the general stabilization of the economic conditions in the Company's primary service area. In addition, the overall quality of the Company's loan portfolio has improved during that same period of time, necessitating generally lower provisions.

Noninterest Income
------------------

     Noninterest income increased $42,000, or 2.8%, from $1,509,000 in 1995 to $1,551,000 in 1996. The amount for 1995 increased
$12,000, or 0.8%, from $1,497,000 in 1994.

     Service charges on deposit accounts and charges for other types of services are the major source of noninterest income to the Company. This source of income increased $92,000, or 7.9%, from $1,167,000 for 1995 to $1,259,000 for 1996. The 1996 increase was a result of the overall growth in deposits during the last year, primarily as result of acquisitions, and an increase in charges for checks drawn on insufficient funds. Service charge income decreased $59,000, or 4.8%, from $1,226,000 in 1994 to $1,167,000 in 1995, primarily due to a reclassification of income received in relation to printed checks from service charges to other income.

     Trust fees from trust operations decreased $12,000, or 6.0%, from $201,000 in 1995 to $189,000 in 1996 as a result of a one-time $24,000 fee received for services performed as executor of an estate during 1995, which was partially offset in the 1996 period by increased fees collected due to an increased amount of assets under management. Trust fees increased $32,000, or 18.9%, from $169,000 during 1994 to $201,000 during 1995. The increase is due to the same reasons noted above.

     Securities with a carrying value of $2,028,000 and $8,000 were sold during 1996 and 1994, respectively. Net losses of $10,000 were recorded on the securities sold during 1996. No gain or loss was recorded as a result of the sales during 1994. There were no sales of securities during 1995. The securities portfolio had an average life of approximately 1.48 years at December 31, 1996, compared to approximately 1.46 years at December 31, 1995.

     Other income is the sum of several small components of other operating income including check printing income, insurance premiums earned on automobiles financed through the Company's indirect installment loan program and other sources of miscellaneous income. Other income decreased $38,000, or 27.0%, from $141,000 in 1995 to $103,000 for 1996, due to $25,000 in sales tax refunds that were received in 1995 and a net loss of $10,000 on sales of securities in 1996. Other income increased $39,000, or 38.2%, from $102,000 in 1994 to $141,000 in 1995, as a result of the reclassification of income relating to printed checks noted above. This increase was offset somewhat by a reduction in insurance premium income from the sale of single interest insurance on automobiles collateralizing installment loans.

Noninterest Expenses
--------------------

     Noninterest expenses increased $48,000, or 0.8%, from $6,242,000 in 1995 to $6,290,000 in 1996, primarily due to increases in salaries and benefits and net occupancy expense, which were partially offset by decreases in various other categories of noninterest expense. Noninterest expenses decreased $1,110,000, or 15.1%, from $7,352,000 in 1994 to $6,242,000 in 1995. The decrease from 1994 to 1995 was primarily due to the accrual during 1994 of $900,000 for the reimbursement of certain legal fees, expenses and settlement costs in connection with certain litigation. See
"Note 15: Commitments and Contingent Liabilities" to the Company's Consolidated Financial Statements.

     Salaries and benefits rose $233,000, or 8.2%, from $2,849,000 in 1995 to $3,082,000 in 1996. The increase was primarily a result of the acquisitions of Peoples National effective January 1, 1996, and Coastal Banc - San Angelo effective May 27, 1996, and overall salary increases effective January 1, 1996. Salaries and employee benefits increased $11,000, or 0.4%, from $2,838,000 in 1994 to $2,849,000 in 1995. Despite overall salary increases effective January 1, 1995, salaries and benefits were stable due to the economies of scale achieved as a result of the branching of The First National Bank in Stamford, Stamford, Texas ("First National"), and Winters State Bank, Winters, Texas ("Winters State"), with and into the Bank during the fourth quarter of 1994.

     Net occupancy expense increased $73,000, or 11.4%, from $643,000 in 1995 to $716,000 in 1996. The increase is due primarily to a reduction in rental income received in 1996 as a result of the loss of two tenants in a Bank-owned building and the additional occupancy expense of the San Angelo branch acquired in May 1996. Net occupancy expense decreased $30,000, or 4.5%, from $673,000 in 1994 to $643,000 in 1995, primarily due to lower amounts of depreciation expense as a result of certain fixed assets whose estimated useful lives had expired during 1995.

     Equipment expense decreased $60,000, or 8.3%, from $723,000 in 1995 to $663,000 for 1996. This decrease is the result of a significant amount of furniture, fixtures and equipment that became fully depreciated during the latter part of 1995 and the first quarter of 1996, thereby decreasing depreciation expense associated with such assets. Equipment expense increased from $641,000 in 1994 to $723,000 in 1995, an increase of $82,000, or 12.8%.
Equipment leased to enable the Bank to do its own data processing internally was the primary cause of the increase. First National was converted to the new data processing system during the fourth quarter of 1993 and the Bank was converted during the first quarter of 1994. The Company's third-party data processing contracts expired during the first five months of 1994. In addition, Winters State performed its own data processing prior to conversion to the new system in February 1995.

     Professional fees, which include legal and accounting fees, decreased $150,000, or 33.0%, from $454,000 during 1995 to $304,000 for 1996. The decrease during 1996 was due to the payment of $205,000 in 1995 for legal fees and settlement expenses on the final settlement of certain litigation. Professional fees decreased $888,000, or 66.2%, from $1,342,000 in 1994 to $454,000 in 1995, as a result of the $900,000 accrual in 1994 noted above.

     Stationery, printing and supplies expense increased $17,000, or 6.3%, from $271,000 for 1995 to $288,000 for 1996, primarily due to the acquisitions of Peoples National and Coastal Banc - San Angelo effective January 1, 1996, and May 27, 1996, respectively. Stationery, printing and supplies expense increased $45,000, or 19.9%, from $226,000 in 1994 to $271,000 in 1995 due primarily to an increase in paper costs.

     Net revenues applicable to real estate and other repossessed assets consists of expenses associated with holding and maintaining various repossessed assets, the net gain or loss on the sales of such assets, the write-down of the carrying value of the assets and any rental income on such assets that is credited as a reduction in such expenses. The Company recorded net revenues of $24,000 in 1996 compared to net revenues of $7,000 in 1995 as a result of gains on sales of, and rental income received on, such assets. These net revenues also increased $3,000, from $4,000 in net revenues in 1994 to $7,000 net revenues in 1995, as a result of gains on sales of, and rental income received on, such assets. The amount of the Company's real estate and other repossessed assets has continued to decline over the past few years, notwithstanding the bank acquisitions made in 1996, which resulted in a small increase in 1996.

     Other noninterest expense includes, among many other items, postage, advertising, insurance, directors' fees, dues and subscriptions, regulatory examinations, franchise taxes, travel and entertainment, due from bank account charges and Federal Deposit Insurance Corporation ("FDIC") insurance. These expenses decreased $48,000, or 3.7%, from $1,309,000 for 1995 to $1,261,000 for 1996.
FDIC insurance premiums decreased $154,000 during the past year as a result of a reduction by the FDIC of deposit insurance rates for banks. This decrease was partially offset by an increase in other expenses as a result of the acquisitions of Peoples National and Coastal Banc - San Angelo. Other noninterest expenses decreased $327,000, or 20.0%, from $1,636,000 in 1994 to $1,309,000 in 1995.
The decrease was primarily due to a decrease in FDIC insurance rates during 1995 and to savings achieved as a result of the merger of Winters State and First National into the Bank in November 1994.

Federal Income Taxes
--------------------

     The Company effected a quasi-reorganization as of December 31, 1989. A quasi-reorganization is an elective accounting procedure under Generally Accepted Accounting Principles ("GAAP") in which assets and liabilities of the Company were restated to fair value and the Company's accumulated deficit was reduced to zero. As a result of this transaction, the Company's net operating loss carryforwards existing at December 31, 1989, and utilized subsequent to the quasi-reorganization date will not be credited to future income. For periods prior to January 1, 1995, the tax effect of the utilization of the Company's net operating loss carryforwards was credited directly to additional paid-in capital. For periods subsequent to December 31, 1994, the tax effect of such utilization has been and will be credited against the Company's gross deferred tax asset. The Company accrued $753,000, $582,000 and $227,000 in federal income taxes in 1996, 1995 and 1994, respectively. Of the $227,000 accrued in 1994, $222,000 was transferred from federal income taxes payable to additional paid-in capital.

Impact of Inflation
-------------------

     The effects of inflation on the local economy and on the Company's operating results have been relatively modest for the past several years. Because substantially all of the Company's assets and liabilities are monetary in nature, such as cash, securities, loans and deposits, their values are less sensitive to the effects of inflation than to changing interest rates, which do not necessarily change in accordance with inflation rates. The Company attempts to control the impact of interest rate fluctuations by managing the relationship between its interest rate sensitive assets and liabilities. See "Analysis of Financial Condition - Interest Rate Sensitivity" below.

     The Company's objective is to maintain a ratio of interest-sensitive assets to interest-sensitive liabilities that is as balanced as possible. The following tables show that ratio to be 52.0% at the 90-day interval, 51.6% at the 180-day interval and 50.9% at the 365-day interval at December 31, 1996. Currently, the Company is in a liability-sensitive position at the three intervals. During a falling interest rate environment, this position normally produces a higher net interest margin than in a rising interest rate environment; however, because the Company had $58,676,000 of interest-bearing demand, savings and money market deposits at December 31, 1996, that are somewhat less rate-sensitive, the Company's net interest margin does not necessarily increase in a falling interest rate environment. The interest sensitivity position is presented as of a point in time and can be modified to some extent by management as changing conditions dictate.

     The following table shows the interest rate sensitivity position of the Company at December 31, 1996:




                                                                                  Volumes
                                                   Cumulative Volumes            Subject to
                                              Subject to Repricing Within        Repricing
                                             -----------------------------         After
                                              90 Days   180 Days 365 Days          1 Year        Total
                                             --------- --------- ---------      ----------     -------
                                                                 (Dollars in thousands)
Interest-earning assets:
     Federal funds sold                      $  18,500 $  18,500 $  18,500      $       0      $  18,500
     Securities                                  3,106     9,371    22,091         53,061         75,152
     Loans, net of unearned income              28,209    30,315    34,592         57,425         92,017
                                             --------- --------- ---------      ---------      ---------
       Total interest-earning assets            49,815    58,186    75,183        110,486        185,669
                                             --------- --------- ---------      ---------      ---------
Interest-bearing liabilities:
     Demand, savings and money market
       deposits                                 58,676    58,676    58,676              0         58,676
     Time deposits                              36,945    54,059    88,806          9,853         98,659
     Notes payable                                 118       119       121            119            240
                                             --------- --------- ---------      ---------      ---------
       Total interest-bearing liabilities       95,739   112,854   147,603          9,972        157,575
                                             --------- --------- ---------      ---------      ---------

Rate-sensitivity gap(1)                      $ (45,924)$ (54,668)$ (72,420)     $ 100,514      $  28,094
                                             ========= ========= =========      =========      =========

Rate-sensitivity ratio (2)                        52.0%     51.6%     50.9%
                                                ======    ======    ======
_______________________________
(1)  Rate-sensitive interest-earning assets less rate-sensitive interest-bearing liabilities.
(2)  Rate-sensitive interest-earning assets divided by rate-
     sensitive interest-bearing liabilities.


ANALYSIS OF FINANCIAL CONDITION

Assets
------

     Total assets increased $20,484,000, or 12.8%, from $159,860,000 at December 31, 1994, to $180,344,000 at December 31,
1995, and $25,624,000, or 14.2%, from year-end 1995 to $205,968,000 at December 31, 1996, primarily due to the growth in deposits at the Bank in 1995 and 1996 and the bank acquisitions made in 1996.

Cash and Cash Equivalents
-------------------------

     At December 31, 1996, cash and cash equivalents were $29,958,000, a decrease of $4,801,000, or 13.8%, from the December
31, 1995, balance of $34,759,000.  At December 31, 1996, the
Company had $18,500,000 in federal funds sold, down from $26,200,000 at December 31, 1995, due to an increased amount of funds being invested in investment securities. Cash and cash equivalents averaged $26,557,000, $38,142,000 and $23,999,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

Securities
----------

     Securities increased $19,245,000, or 34.4%, from $55,907,000 at December 31, 1995, to $75,152,000 at December 31, 1996.  The
increase in 1996 was due primarily to the reduction in federal funds sold noted above and the investment in securities of the net proceeds received from the assumption of the deposits in the Coastal Banc - San Angelo acquisition.

     The board of directors of the Bank reviews all securities transactions monthly and the securities portfolio periodically.
The Company's current investment policy provides for the purchase of U.S. Treasury securities and federal agency securities having maturities of five years or less and for the purchase of state, county and municipal agencies' securities with maximum maturities of 10 years. The Company's policy is to maintain a securities portfolio with a mixture of securities classified as held-to-maturity and available-for-sale with staggered maturities to meet its overall liquidity needs. Municipal securities must be rated A or better. Certain school district issues, however, are acceptable with a Baa rating. Securities totaling $27,771,000 are classified as available-for-sale and are carried at fair value at December 31, 1996. Securities totaling $47,381,000 are classified as held-to-maturity and are carried at amortized cost. The securities portfolio had an average life of approximately 1.48 years at December 31, 1996, compared to approximately 1.46 years at December 31, 1995. During the first quarter of 1996, the Company sold investments in certain mutual funds obtained in the acquisition of Peoples National with a book value of $30,000 because they did not meet the Company's investment criteria. A loss of $12,000 was recorded on the sale of such investments. During the second quarter of 1996, the Company sold investments classified as held-to-maturity with a book value of $1,998,000 approximately
30 days prior to their scheduled maturity and recorded a $2,000 gain on such sale. During the fourth quarter of 1995, the Company transferred $160,000 of mortgage-backed securities from held-to-maturity securities to available-for-sale securities. The decision to sell securities classified as available-for-sale is based upon management's assessment of changes in economic or financial market conditions.

     Certain of the Company's securities are pledged to secure public and trust fund deposits and for other purposes required or permitted by law. At December 31, 1996, the book value of U.S. Government and other securities so pledged amounted to $10,847,000, or 14.4% of the total securities portfolio.

     The following table summarizes the amounts and the distribution of the Company's investment securities held at the dates indicated:


                                                     December 31,
                              -------------------------------------------------------
                                    1996                1995                 1994
                              -------------       --------------      ---------------
                               Amount    %         Amount    %         Amount     %
                              --------  ---       --------- ----      --------  -----

                                                    (In thousands)
Carrying value:
  U.S. Treasury securities    $  35,143  46.8%    $  32,295  57.8%    $  31,441  94.4%
  Obligations of other U.S.
    Government agencies and
    corporations                 39,239  52.2        23,009  41.2         1,154   3.5
  Mortgage-backed securities        127   0.2           160   0.2           177   0.5
  Obligations of states and
    political subdivisions          200   0.2             0    --            90   0.3
  Other securities                  443   0.6           443   0.8           443   1.3
                              --------- -----     --------- -----     --------- -----
     Total securities         $  75,152 100.0%    $  55,907 100.0%    $  33,305 100.0%
                              ========= =====     ========= =====     ========= =====

     Total fair value         $  75,062           $  56,130           $  32,991
                              =========           =========           =========


      The fair value of held-to-maturity securities is usually different from the reported carrying value of such securities due to interest rate fluctuations that cause market valuations to change.

     The following table provides the maturity distribution and weighted average interest rates of the Company's total securities portfolio at December 31, 1996. The yield has been computed by relating the forward income stream on the securities, plus or minus the anticipated amortization of premium or accretion of discount, to the book value of the securities. The book value of available-for-sale securities is their fair value. The book value of held-to-maturity securities is their cost, adjusted for previous amortization or accretion. The restatement of the yields on tax-exempt securities to a fully taxable-equivalent basis has been computed assuming a tax rate of 34%.



                                                                       Estimated                    Weighted
                                                       Principal       Carrying         Fair        Average
Type and Maturity Grouping at December 31, 1996          Amount         Value          Value         Yield
-----------------------------------------------        ---------      ---------      ---------      -------
                                                                      (Dollars in thousands)
U.S. Treasury securities:
    Within one year                                    $  19,950      $  19,943      $  19,995        5.91%
    After one but within five years                       15,250         15,200         15,173        5.74
                                                       ---------      ---------      ---------      ------
      Total U.S. Treasury securities                      35,200         35,143         35,168        5.83
                                                       ---------      ---------      ---------      ------
Obligations of other U.S. Government
  agencies and corporations:
    Within one year                                        2,000          1,999          2,004        6.02
    After one but within five years                       25,000         24,881         24,910        6.42
    After five but within ten years                        3,000          3,048          3,003        5.74
                                                       ---------      ---------      ---------      ------
      Total obligations of other U.S. government
         agencies and corporations                        30,000         29,928         29,917        6.32
                                                       ---------      ---------      ---------      ------

Mortgage-backed securities                                 9,209          9,438          9,328        6.29
                                                       ---------      ---------      ---------      ------

Obligations of states and political subdivisions:
    Within one year                                            0              0              0          --
    After one but within five years                            0              0              0          --
    After five but within ten years                          200            200            206        8.07
                                                       ---------      ---------      ---------      ------
       Total obligations of states and
          political subdivisions                             200            200            206        8.07
                                                       ---------      ---------      ---------      ------

Other securities:
    Within one year                                            5              5              5        5.49
    After one but within five years                            0              0              0          --
    After five but within ten years                            0              0              0          --
    After ten years                                          438            438            438        3.59
                                                       ---------      ---------      ---------      ------
      Total other securities                                 443            443            443        3.61
                                                       ---------      ---------      ---------      ------

      Total securities                                 $  75,052      $  75,152      $  75,062        6.08%
                                                       =========      =========      =========      ======


Loan Portfolio
--------------

     Total loans, net of unearned income, increased $10,090,000, or 12.3%, from $81,927,000 at December 31, 1995, to $92,017,000 at
December 31, 1996. The increase during 1996 was partially due to the purchase of Peoples National effective January 1, 1996, but primarily due to increased loan activity due to improved economic conditions in the Bank's market areas, primarily Abilene and Odessa.

     The Bank primarily makes installment loans to individuals and commercial loans to small to medium-sized businesses and professionals. The Bank offers a variety of commercial lending products including revolving lines of credit, letters of credit, working capital loans and loans to finance accounts receivable, inventory and equipment. Typically, the Bank's commercial loans have floating rates of interest, are for varying terms (generally not exceeding five years), are personally guaranteed by the borrower and are collateralized by accounts receivable, inventory or other business assets.

     Due to diminished loan demand in most areas, during the second quarter of 1992, the Bank's Odessa branch instituted an installment loan program whereby it began to purchase automobile loans from automobile dealerships in the Abilene and Odessa/Midland, Texas areas. Under this program, an automobile dealership will agree to make a loan to a prospective customer to finance the purchase of a new or used automobile. The different financial institutions that have a pre-established relationship with the particular dealership review the transaction, including the credit history of the prospective borrower, and decide if they would agree to purchase the loan from the dealership and, if so, at what rate of interest. The dealership selects the financial institution to which it decides to sell the loan. The financial institution purchasing the loan has a direct loan to the borrower collateralized by the automobile, and the dealership realizes a profit based on the difference between the interest rate quoted to the buyer by the dealership and the interest rate at which the loan is purchased by the financial institution. During the second quarter of 1993, the Bank's Abilene branch began a similar indirect installment loan program. During the third quarter of 1996, the Company instituted this program in the San Angelo, Texas market. At December 31, 1996 and 1995, the Company had approximately $33,188,000 and $30,206,000 net of unearned income, respectively, of this type of loan outstanding.

     The following table presents the Company's loan balances at the dates indicated separated by loan type:



                                                            December 31,
                                        -------------------------------------------------
                                           1996      1995      1994      1993      1992(1)
                                        --------- --------- --------- --------- ---------
                                                           (In thousands)
Loans to individuals                    $  43,927 $  39,868 $  43,113 $  28,538 $  17,718
Real estate loans                          26,233    23,265    22,760    22,658    16,535
Commercial and industrial loans            21,478    19,510    16,702    16,723    16,221
Other loans                                 2,626     2,638     2,943     4,322     3,767
                                        --------- --------- --------- --------- ---------
  Total loans                              94,264    85,281    85,518    72,241    54,241
Less unearned income                        2,247     3,354     4,212     2,594     1,274
                                        --------- --------- --------- --------- ---------

    Loans, net of unearned income       $  92,017 $  81,927 $  81,306 $  69,647 $  52,967
                                        ========= ========= ========= ========= =========


______________________________
(1)  Balances at December 31, 1992, do not include the loans of
     Olton State sold as of January 1, 1993.


     Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. The Company had no concentrations of loans at December 31, 1996, except for those described above. The Bank had no loans outstanding to foreign countries or borrowers headquartered in foreign countries at December 31, 1996.

     Management of the Bank may renew loans at maturity when requested by a customer whose financial strength appears to support such renewal or when such renewal appears to be in the Company's best interest. The Company requires payment of accrued interest in such instances and may adjust the rate of interest, require a principal reduction or modify other terms of the loan at the time of renewal.

     The following table presents the distribution of the maturity of the Company's loans and the interest rate sensitivity of those loans, excluding loans to individuals, at December 31, 1996. The table also presents the portion of loans that have fixed interest rates or interest rates that fluctuate over the life of the loans in accordance with changes in the interest rate environment as represented by the prime rate.

                                              One to    Over        Total
                                    One Year   Five     Five      Carrying
                                    and Less   Years    Years       Value
                                   --------- --------- --------- ---------
                                               (In thousands)
Real estate loans                  $   7,078 $  14,000 $   5,155 $  26,233
Commercial and industrial loans       11,259     6,073     4,146    21,478
Other loans                            1,342       776       508     2,626
                                   --------- --------- --------- ---------

  Total loans                      $  19,679 $  20,849 $   9,809 $  50,337
                                   ========= ========= ========= =========

With fixed interest rates          $   8,989 $  12,217 $   4,193 $  25,399
With variable interest rates          10,690     8,632     5,616    24,938
                                   --------- --------- --------- ---------

  Total loans                      $  19,679 $  20,849 $   9,809 $  50,337
                                   ========= ========= ========= =========

Nonperforming Assets
--------------------

     Nonperforming loans consist of nonaccrual, past due and restructured loans. A past due loan is an accruing loan that is contractually past due 90 days or more as to principal or interest payments. Loans on which management does not expect to collect interest in the normal course of business are placed on nonaccrual or are restructured. When a loan is placed on nonaccrual, any interest previously accrued but not yet collected is reversed against current income unless, in the opinion of management, the outstanding interest remains collectible. Thereafter, interest is included in income only to the extent of cash received. A loan is restored to accrual status when all interest and principal payments are current and the borrower has demonstrated to management the ability to make payments of principal and interest as scheduled.

     A "troubled debt restructuring" is a restructured loan upon which interest accrues at a below market rate or upon which certain principal has been forgiven so as to aid the borrower in the final repayment of the loan, with any interest previously accrued, but not yet collected, being reversed against current income. Interest is accrued based upon the new loan terms.

     Nonperforming loans are fully or substantially collateralized by assets, with any excess of loan balances over collateral values allocated in the allowance. Assets acquired through foreclosure are carried at the lower of cost or estimated fair value, net of estimated costs of disposal, if any. See "Real Estate and Other Repossessed Assets" below.

     The following table lists nonaccrual, past due and restructured loans and real estate and other repossessed assets at year-end for each of the past five years.



                                                               December 31,
                                             -----------------------------------------------
                                              1996      1995      1994      1993      1992(1)
                                             -------   -------   -------   -------   -------
                                                              (In thousands)
Nonaccrual loans                             $    82   $   204   $    48   $ 1,646   $   773
Accruing loans contractually past due
  over 90 days                                    41        23        26       293        17
Restructured loans                                73        65        80       195       295
Real estate and other repossessed assets         389       337       631       803       849
                                             -------   -------   -------   -------   -------

    Total nonperforming assets               $   585   $   629   $   785   $ 2,937   $ 1,934
                                             =======   =======   =======   =======   =======
_______________________________
(1)  Balances at December 31, 1992, do not include the assets of
     Olton State that were sold on January 1, 1993.


     The gross interest income that would have been recorded in 1996 on the Company's nonaccrual loans if such loans had been current, in accordance with the original terms thereof and had been outstanding throughout the period or, if shorter, since origination, was approximately $17,000. No interest was actually recorded (received) on loans that were on nonaccrual during 1996.

     A potential problem loan is defined as a loan where information about possible credit problems of the borrower is known, causing management to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in the inclusion of such loan in one of the nonperforming asset categories. The Company does not believe it has any potential problem loans other than these reported in the above table.

     The Company follows a loan review program to evaluate the credit risk in its loan portfolio. Through the loan review process, the Banks maintain an internally classified loan list that, along with the list of nonperforming loans discussed below, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance. Loans classified as "substandard" are those loans with clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition, which may jeopardize recoverability of the loan. Loans classified as "doubtful" are those loans that have characteristics similar to substandard loans, but also have an increased risk that a loss may occur or at least a portion of the loan may require a charge-off if liquidated at present. Although loans classified as substandard do not duplicate loans classified as doubtful, both substandard and doubtful loans may include some loans that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans classified as "loss" are those loans that are in the process of being charged off. At December 31, 1996, substandard loans totaled $1,287,000, of which $130,000 were loans designated as nonaccrual, 90 days past due or restructured, and there were $13,000 in doubtful loans, all of which were designated as 90 days past due. There were no loss loans.

     In addition to the internally classified loans, each Bank also has a "watch list" of loans that further assists each Bank in monitoring its loan portfolio. A loan is included on the watch list if it demonstrates one or more deficiencies requiring attention in the near term or if the loan's ratios have weakened to a point where more frequent monitoring is warranted. These loans do not have all the characteristics of a classified loan (substandard, doubtful or loss), but do have weakened elements as compared with those of a satisfactory credit. The Banks review these loans to assist in assessing the adequacy of the allowance. Substantially all of the loans on the watch list as of December 31, 1996, are current and paying in accordance with loan terms. At December 31, 1996, watch list loans totaled $1,104,000 (including $683,000 of loans guaranteed by U.S. governmental agencies). At such date, none of the watch list loans were designated as nonaccrual, 90 days past due or restructured loans. At such date, $55,000 of loans not classified and not on the watch list were designated as restructured loans.

Real Estate and Other Repossessed Assets
----------------------------------------

     Real estate and other repossessed assets consist of real property and other assets unrelated to banking premises or facilities. Income derived from real estate and other repossessed assets, if any, is generally less than that which would have been earned as interest at the original contract rates on the related loans. At December 31, 1996, 1995 and 1994, real estate and other repossessed assets had an aggregate book value of $389,000, $337,000 and $631,000, respectively. Real estate and other repossessed assets increased $52,000, or 15.4%, during 1996 primarily as a result of the repossession of two properties by the Bank's Odessa branch, which were partially offset by the sales of several parcels of real estate during that time period. Of the December 31, 1996, balance, $204,000 represented nineteen repossessed automobiles, $103,000 represented four commercial properties and $82,000 represented three residential properties. The December 31, 1995, balance of $337,000 represented a decrease of $294,000, or 46.6%, from the December 31, 1994, balance of $631,000 as a result of sales of certain of these assets.

Allowance for Possible Loan Losses
----------------------------------

     Implicit in the Company's lending activities is the fact that loan losses will be experienced and that the risk of loss will vary with the type of loan being made and the creditworthiness of the borrower over the term of the loan. To reflect the currently perceived risk of loss associated with the Company's loan portfolio, additions are made to the Company's allowance for possible loan losses (the "allowance"). The allowance is created by direct charges against income (the "provision" for loan losses), and the allowance is available to absorb possible loan losses. See "Results of Operations - Provision for Loan Losses" above.

     The amount of the allowance equals the cumulative total of the provisions made from time to time, reduced by loan charge-offs and increased by recoveries of loans previously charged off. The Company's allowance was $793,000, or 0.86% of loans, net of unearned income, at December 31, 1996, compared to $759,000, or 0.93% of loans, net of unearned income, at December 31, 1995, and $817,000, or 1.00% of loans, net of unearned income, at December 31, 1994. The reduction in the ratio of the allowance to total loans, net of unearned income, is primarily due to the improvement in the overall credit quality of the Company's loan portfolio.

     Credit and loan decisions are made by management and the board of directors of the Bank in conformity with loan policies established by the board of directors of the Company. The Company's practice is to charge off any loan or portion of a loan when the loan is determined by management to be uncollectible due to the borrower's failure to meet repayment terms, the borrower's deteriorating or deteriorated financial condition, the depreciation of the underlying collateral, the loan's classification as a loss by regulatory examiners or for other reasons. The Company charged off $389,000 in loans during 1996. Charge-offs for 1996 were concentrated in the following categories: loans to individuals - $231,000, or 59.4%, real estate - $100,000, or 25.7%, and commercial and industrial - $58,000, or 14.9%. Charge-offs on five loans totaled $166,000, or 42.7%, of total charge-offs. The remainder of loan charge-offs were spread among numerous loans, and no other charge-off to any one single borrower during 1996 exceeded $10,000. Recoveries during 1996 were $73,000 and were concentrated in the following categories: loans to individuals - $28,000, or 38.4%, commercial and industrial - $25,000, or 34.2%, and real estate - $20,000, or 27.4%. Recoveries of $19,000 on three commercial and industrial loans, and $18,000 on one real estate loan accounted for 50.7% of total recoveries during 1996.

     The following table presents the provisions, loans charged off and recoveries of loans previously charged off, the amount of the allowance, average loans outstanding and certain pertinent ratios for the last five years.

                                                   1996(1)     1995     1994     1993(2)   1992(2)
                                                  --------  --------  --------  --------  --------
                                                                   (Dollars in thousands)
Analysis of allowance for
  possible loan losses:
Balance at January 1                              $    759  $    817  $    896  $    617  $    669
    Provision for loan losses                          201       206       147       154       185
    Acquisition of subsidiary                          149         0         0       233         0
                                                  --------  --------  --------  --------  --------
                                                     1,109     1,023     1,043     1,004       854
                                                  --------  --------  --------  --------  --------

Loans charged off:
    Loans to individuals                               231       297       150        88        40
    Real estate loans                                  100        72       119        68       179
    Commercial and industrial loans                     58         7        32        69       114
    Other loans                                          0         0        77        16       311
                                                  --------  --------  --------  --------  --------
      Total charge-offs                                389       376       378       241       644
                                                  --------  --------  --------  --------  --------

Recoveries of loans previously
  charged off:
    Loans to individuals                                28        43        45        28        11
    Real estate loans                                   20         2         0         4        56
    Commercial and industrial loans                     25        52        48        84        59
    Other loans                                          0        15        59        17       281
                                                  --------  --------  --------  --------  --------
      Total recoveries                                  73       112       152       133       407
                                                  --------  --------  --------  --------  --------

        Net loans charged off                          316       264       226       108       237
                                                  --------  --------  --------  --------  --------

          Balance at December 31                  $    793  $    759  $    817  $    896  $    617
                                                  ========  ========  ========  ========  ========

Average loans outstanding,
  net of unearned income                          $ 85,880  $ 82,302  $ 74,727  $ 59,767  $ 50,507
                                                  ========  ========  ========  ========  ========
Ratio of net loan charge-offs to average loans,
  net of unearned income                              0.37%     0.32%     0.30%     0.18%      0.47%
                                                      ====      ====      ====      ====     ====
Ratio of allowance for possible loan losses
  to total loans, net of unearned income, at
  December 31                                         0.86%     0.93%     1.00%     1.29%      1.16%
                                                      ====      ====      ====      ====     ====

______________________________
(1)  Average loans, net of unearned income, for 1996 include the average loans, net of unearned income, of Peoples National from January 1, 1996, through December 31, 1996 and of Coastal
     Banc - San Angelo from May 27, 1996, through December 31,
     1996.
(2)  Average loans, net of unearned income, for 1993 and 1992 include the average loans, net of unearned income, of Winters
     State from August 31, 1993, through December 31, 1993, and of
     Olton State from January 1, 1992, through June 30, 1992.


     Foreclosures on defaulted loans resulted in the Company acquiring real estate and other repossessed assets; however, the amount of real estate and other repossessed assets being carried on the Company's books, has been decreasing. Accordingly, the Company incurs other expenses, specifically net costs applicable to real estate and other repossessed assets, in maintaining, insuring and selling such assets. The Bank attempts to convert nonperforming loans into interest-earning assets, although usually at a lower dollar amount than the face value of such loans, either through liquidation of the collateral securing the loan or through intensified collection efforts.

     As the economies of the Bank's market areas over the past several years has recovered and stabilized, there has been a steady reduction in total loan losses and in the amount of the provision necessary to maintain an adequate balance in the allowance. This reflects not only the loan loss trend, but management's assessment of the continued reduction of credit risks associated with the loan portfolio.

     The amount of the allowance is established by management based upon estimated risks inherent in the existing loan portfolio. Management reviews the loan portfolio on a continuing basis to evaluate potential problems. This review encompasses management's estimate of current economic conditions and the potential impact on various industries, prior loan loss experience and financial conditions of individual borrowers. Loans that have been specifically identified as problem or nonperforming loans are reviewed on at least a quarterly basis, and management critically evaluates the prospect of ultimate losses arising from such loans, based on the borrower's financial condition and the value of available collateral. When a risk can be specifically quantified for a loan, that amount is specifically allocated in the allowance. In addition, the Company allocates the allowance based upon the historical loan loss experience of the different types of loans. Despite such allocation, both the allocated and unallocated portions of the allowance are available for charge-offs of all loans.

     On January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for
Impairment of a Loan" ("FAS 114"). In accordance with FAS 114, any change in the present value of such loans is recognized as an adjustment to the Company's allowance.

     The following table shows the allocations in the allowance and the respective percentages of each loan category to total loans at year-end for each of the past five years.



                                                                 December 31,
                                   -------------------------------------------------------------------------
                                          1996                      1995                     1994
                                   ---------------------    ---------------------    -----------------------
                                             Percent of               Percent of               Percent of
                                   Amount of  Loans by      Amount of  Loans by      Amount of  Loans by
                                   Allowance Category to    Allowance Category to    Allowance Category to
                                   Allocated Loans, Net     Allocated Loans, Net     Allocated Loans, Net
                                      to     of Unearned       to     of Unearned       to     of Unearned
                                   Category    Income       Category    Income       Category    Income
                                   --------  -----------    --------- -----------    --------  -----------
                                                                 (Dollars in thousands)
Loans to individuals               $   323       45.3%      $   136      44.6%       $   207      47.8%
Real estate loans                      128       28.5           197      28.4            165      28.0
Commercial and industrial loans         97       23.3            96      23.8            122      20.5
Other loans                             43        2.9            59       3.2             68       3.7
                                   -------     ------       -------    ------        -------   -------
  Total allocated                      591      100.0%          488     100.0%           562     100.0%
                                               ======                  ======                  =======
  Unallocated                          202                      271                      255
                                   -------                  -------                  -------
    Total allowance for possible
      loan losses                  $   793                  $   759                  $   817
                                   =======                  =======                  =======

                                                    December 31,
                                   ----------------------------------------------
                                          1993                     1992(1)
                                   ---------------------    ---------------------
                                             Percent of               Percent of
                                   Amount of  Loans by      Amount of  Loans by
                                   Allowance Category to    Allowance Category to
                                   Allocated Loans, Net     Allocated Loans, Net
                                      to     of Unearned       to     of Unearned
                                   Category    Income       Category     Income
                                   --------- -----------    --------  -----------
                                                (Dollars in thousands)
Loans to individuals               $   178       37.3%      $   101      31.0%
Real estate loans                      272       32.5           142      31.2
Commercial and industrial loans        212       24.0           142      30.7
Other loans                            108        6.2            53       7.1
                                   -------     ------       -------    ------
  Total allocated                      770      100.0%          438     100.0%
                                               ======                  ======
  Unallocated                          126                      179
                                   -------                  -------
    Total allowance for possible
      loan losses                  $   896                  $   617
                                   =======                  =======
______________________________
(1)  The categories of loans at December 31, 1992, do not include the loans of Olton State transferred on January 1, 1993.


Premises and Equipment
----------------------

     Premises and equipment increased $282,000, or 6.8%, from $4,155,000 at December 31, 1995, to $4,437,000 at December 31,
1996. The increase was due to $116,000 in additions made during 1996 and $618,000 of premises and equipment acquired as of a result of the acquisitions of Peoples National and Coastal Banc - San Angelo, which were partially offset by depreciation expense of $358,000 recorded for 1996.

Accrued Interest Receivable
---------------------------

     Accrued interest receivable consists of interest that has accrued on securities and loans, but is not yet payable under the terms of the related agreements. The balance of accrued interest receivable increased $105,000, or 7.0%, from $1,494,000 at December 31, 1995, to $1,599,000 at December 31, 1996. The increase during 1996 was a result of an increase in investment securities, on which interest is collected semi-annually, and a decrease in federal funds sold, on which interest is collected daily. Of the total balance at December 31, 1996, $943,000, or 59.0%, was interest accrued on securities and $656,000 or 41.0%, was interest accrued on loans.

Goodwill
--------

     Goodwill increased to $957,000 at December 31, 1996, as a result of the recording of $260,000 in goodwill from the Peoples
National acquisition and $743,000 in goodwill from the Coastal Banc
- San Angelo acquisition. A total of $46,000 in goodwill amortization expense was recorded during 1996.

Other Assets
------------

     The most significant component of other assets at December 31, 1996 and 1995, is a net deferred tax asset of $1,664,000 and $1,937,000, respectively. The balance of other assets decreased $272,000, or 10.8%, to $2,252,000 at December 31, 1996, from
$2,524,000 at December 31, 1995, primarily as a result of a $273,000 decrease in the net deferred tax asset primarily due to the utilization of a portion of the Company's net operating loss carryforwards.

Deposits
--------

     The Bank's lending and investing activities are funded almost entirely by core deposits, approximately 48.0% of which are demand, savings and money market deposits at December 31, 1996. Total deposits increased $24,871,000, or 15.1%, from $164,704,000 at
December 31, 1995, to $189,575,000 at December 31, 1996.  The
increase is due primarily to an increase in interest-bearing time deposits at the Bank, primarily as a result of the acquisitions of Peoples National and Coastal Banc - San Angelo. The Bank does not have any brokered deposits.

     The following table presents the average amounts of and the average rate paid on deposits of the Company for each of the last three years:

                                                  Year Ended December 31,
                                        1996(1)             1995                1994
                                   Average   Average   Average   Average   Average   Average
                                   Amount     Rate     Amount     Rate     Amount     Rate
                                   ------    -------   -------   -------   -------   -------
                                                  (Dollars in thousands)
Noninterest-bearing
  demand deposits                  $ 30,093      --%   $ 29,019      --%   $ 30,144      --%
Interest-bearing demand, savings
  and money market deposits          57,847    2.41      53,391    2.35      59,689    2.16
Time deposits of less
  than $100,000                      64,112    5.42      52,452    5.41      43,158    3.62
Time deposits of $100,000
  or more                            27,953    5.39      19,685    5.61      13,617    3.78
                                   --------  ------    --------  -----     --------  ------

    Total deposits                 $180,005    3.55%   $154,547    3.36%   $146,608    2.29%
                                   ========  ======    ========  ======    ========  ======
______________________
(1)  The average amounts and average rates paid on deposits for the year ended December 31, 1996, include the averages of Peoples
     National and Coastal Banc - San Angelo from January 1, 1996, and May 27, 1996 (the respective dates of acquisition of such banks), through December 31, 1996.


     The maturity distribution of time deposits of $100,000 or more at December 31, 1996, is presented below:

                                                December 31, 1996
                                                -----------------
                                                  (In thousands)
     3 months or less                              $  12,736
     Over 3 through 6 months                           6,714
     Over 6 through 12 months                          8,377
     Over 12 months                                    1,800
                                                  ---------------
        Total time deposits of $100,000 or more    $  29,627
                                                  ===============

     The Banks experience relatively limited reliance on time deposits of $100,000 or more. Time deposits of $100,000 or more are a more volatile and costly source of funds than other deposits and are most likely to affect the Company's future earnings because of interest rate sensitivity. At December 31, 1996, deposits of $100,000 or more represented 14.4% of the Company's total assets, compared to 13.2% of the Company's total assets at December 31, 1995.

Notes Payable
-------------

     The Company's notes payable decreased $609,000, or 71.7%, from $849,000 at December 31, 1995, to $240,000 at December 31, 1996.
The decrease was a result of the payoff of the Term Note (as defined below) during 1996 and the regular annual payment on debt incurred as a result of the final settlement of certain litigation. See "Note 14: Commitments and Contingent Liabilities" to the Company's Consolidated Financial Statements.

Accrued Interest Payable
------------------------

     Accrued interest payable consists of interest that has accrued on deposits and notes payable, but is not yet payable under the terms of the related agreements. The balance of accrued interest payable increased $69,000, or 7.8%, from $882,000 at December 31, 1995, to $951,000 at December 31, 1996. The increase was a result of an increase in the amount of outstanding certificates of deposit.

Other Liabilities
-----------------

     The most significant components of other liabilities are amounts accrued for various types of expenses. The balance of other liabilities increased $174,000, or 191.2%, from $91,000 at December 31, 1995, to $265,000 at December 31, 1996, primarily because of an increase in the federal income tax liability of the Company due to the fact that, for alternative minimum tax purposes, all of the Company's net operating loss carryforwards had been utilized at December 31, 1995. As a result, the Company began paying federal income taxes at the effective rate of approximately 20% beginning January 1, 1996, as opposed to an effective rate of approximately 2%, which the Company had been paying since 1989.
The Company still has net operating loss carryforwards available for regular federal income tax purposes.

Selected Financial Ratios
-------------------------

     The following table presents selected financial ratios for each of the last three fiscal years:


                                                     Year Ended December 31,
                                                  ---------------------------
                                                   1996(1)    1995      1994
                                                  -------   -------   -------
Net income to:
  Average assets                                    0.72%     0.67%     0.28%
  Average interest-earning assets                   0.79      0.73      0.31
  Average stockholders' equity                      9.89      8.99      3.98
Dividend payout (2) to:
  Net income                                       13.85     10.34     15.56
  Average stockholders' equity                      1.37      0.93      0.62
Average stockholders' equity to:
  Average total assets                              7.33      7.43      7.06
  Average loans (3)                                16.74     15.30     15.12
  Average total deposits                            7.99      8.15      7.71
Average interest-earning assets to:
  Average total assets                             91.87     91.56     90.42
  Average total deposits                          100.11    100.44     98.67
  Average total liabilities                        99.13     98.91     97.29
Ratio to total average deposits of:
  Average loans (3)                                47.71     53.25     50.97
  Average noninterest-bearing deposits             16.72     18.78     20.56
  Average interest-bearing deposits                83.28     81.22     79.44
Total interest expense to total interest income    47.51     44.38     34.07
Efficiency ratio (4)                               72.78     76.56     89.97
_________________________
(1)  Average balance sheet and income statement items for 1996 include the averages for Peoples National and Coastal Banc -
     San Angelo from January 1, 1996, and May 27, 1996 (the
     respective dates of acquisition of such banks), through
     December 31, 1996.
(2)  Dividends for Common Stock only.
(3)  Before allowance for possible loan losses.
(4)  Calculated as noninterest expense less amortization of
     intangibles and expenses related to other real estate owned divided by the sum of net interest income before provision for loan losses and total noninterest income excluding securities gains and losses.



LIQUIDITY

     The Company depends on the Bank for liquidity in the form of cash flow, primarily to meet debt service and dividend requirements and to cover other operating expenses. This cash flow comes from three sources: (1) dividends resulting from earnings of the Bank,
(2) current tax liabilities generated by the Bank and
(3) management and service fees for services performed for the Bank.

     The payment of dividends from the Bank is subject to applicable law and the scrutiny of regulatory authorities. Dividends paid by the Bank (including First State, N.A., Odessa) to Independent Financial in 1996 aggregated $1,000,000; in turn, Independent Financial paid dividends to the Company totaling $1,000,000 during 1996. Dividends paid by the Bank (including First State, N.A., Odessa) to Independent Financial and by Independent Financial to the Company totaled $700,000 and $905,000, respectively, during 1995. At December 31, 1996, there were approximately $1,561,000 in dividends available for payment to Independent Financial by the Bank without prior regulatory approval.

     The payment of current tax liabilities generated by the Bank and management and service fees constituted approximately 43.1% and 7.9%, respectively, of the Company's cash flow during 1996. Pursuant to a tax-sharing agreement, the Bank pays to the Company an amount equal to its individual tax liability on the accrual method of federal income tax reporting. The accrual method generates more timely payments of current tax liabilities by the Bank to the Company, increasing the regularity of cash flow and shifting the time value of such funds to the Company. In the event that the Bank incurs losses, the Company may be required to refund tax liabilities previously collected. Current tax liabilities totaling $885,000 were paid by the Bank (including First State, N.A., Odessa) to the Company during 1996, compared to a total of $930,000 in 1995. Of the amount paid in 1995, $81,000 represented the final settlement of tax liabilities between the Company and the Bank for the year ended December 31, 1993.

     From January 1, 1989 through December 31, 1995, the Company collected federal income taxes from the Bank based on an effective tax rate of approximately 34% and paid taxes to the federal government at the rate of approximately 2% as a result of the utilization of the Company's net operating loss carryforwards for both regular tax and alternative minimum tax purposes. At
December 31, 1995, the Company's net operating loss carryforwards for alternative tax purposes had been fully utilized. As a result, the Company began paying federal income taxes at the effective tax rate of approximately 20% during the first quarter of 1996. The Company still has net operating carryforwards available for regular federal income tax purposes.

     The Bank pays management fees to the Company for services performed. These services include, but are not limited to, financial and accounting consultation, attendance at the Bank's board meetings, audit and loan review services and related expenses. The Bank paid a total of $162,000 in management fees to the Company in 1996, compared to $175,000 in 1995. The Company's fees must be reasonable in relation to the management services rendered, and the Bank is prohibited from paying management fees to the Company if the Bank would be undercapitalized after any such distribution or payment.

     At December 31, 1995, the Company had a note payable to the Amarillo Bank. This note (the "Term Note") had a maturity of
April 15, 1996. On April 15, 1996, the Company paid the Amarillo Bank $100,000 to reduce the outstanding principal balance to $371,000 and the maturity date was extended to April 15, 1999. Equal principal payments of $31,000, plus accrued interest, were due quarterly on January 15, April 15, July 15 and October 15. The Term Note bore interest at the Amarillo Bank's floating base rate plus 1% and was collateralized by 100% of the stock of the Bank (including at that time First State, N.A., Odessa). The loan agreement between the Company and the Amarillo Bank contained certain covenants that, among other things, restricted the ability of the Company to incur additional debt, to create liens on its property, to merge or to consolidate with any other person or entity, to make certain investments, to purchase or sell assets or to pay cash dividends on the common stock without the approval of the Amarillo Bank if the indebtedness due to the Amarillo Bank was $1,000,000 or greater. The loan agreement also required the Company and the Bank to meet certain financial ratios, all of which had been satisfied. The remaining principal balance of the Term Note was paid on October 15, 1996.

     In addition, at December 31, 1996, the Company had notes payable to one current and two former directors of the Company aggregating $228,000. The notes had an original face amount of $350,000, but were discounted upon issuance because they bear interest at a below-market interest rate (6%). The notes are payable in three equal annual installments plus interest. The first annual principal installment of $117,000 was made on March 1, 1996. The notes represent a portion of the final settlement of certain litigation. See "Note 14: Commitments and Contingent Liabilities" to the Company's Consolidated Financial Statements.

     At December 31, 1996, the Bank had a $12,000 note payable to an individual which matures in March 1999. Principal and interest at 7.5% are payable monthly. The note is collateralized by a two-story commercial building in Abilene, Texas.

     On January 28, 1997, the Company borrowed $800,000 from the Amarillo Bank to finance a portion of the cost of acquiring Crown Park. The terms of the loan provide that this loan accrues interest at a floating per annum rate equal to the Amarillo Bank's base rate plus one-half percent, principal and interest is payable on demand, but if no demand is made, at maturity and the loan matures on April 23, 1997. The loan is secured by a pledge of all of the stock of Independent Financial and the Bank and has certain other loan provisions, including limitations on additional debt, purchases and sales of assets, and acquisitions and mergers, dividend restrictions if total debt to the Amarillo Bank exceeds $1,200,000 and certain financial covenants (minimum capital of $12,500,000 for the Company and $11,500,000 for the Bank; minimum capital to assets ratios for the Company and the Bank of 6.5% for the first two years and 7.0% thereafter; nonperforming loans to total loans and nonperforming assets to total loans ratios for the

Bank of 1.5% and 2.0%, respectively; and minimum net income after tax for the Bank of $70,000 quarterly). At the date of this report, the Company was in compliance with all terms of the loan agreement. The loan agreement provides that at maturity, the Amarillo Bank will renew the note into a term note in an amount not to exceed the outstanding balance. The term note would be payable over seven years in annual principal installments with interest payable quarterly. On February 14, 1997, the Company used $400,000 of the net proceeds from the sale of shares of Common Stock to the underwriter of the Company's recent Common Stock offering pursuant to the underwriters' over-allotment option to reduce the principal amount of the the Amarillo Bank loan from $800,000 to $400,000.

CAPITAL RESOURCES

     At December 31, 1996, stockholders' equity totaled
$14,937,000, or 7.3% of total assets, compared to $13,818,000, or
7.7% of total assets, at December 31, 1995.

     Bank regulatory authorities in the United States have issued risk-based capital standards by which all bank holding companies and banks are evaluated in terms of capital adequacy. These guidelines relate a banking company's capital to the risk profile of its assets. The risk-based capital standards require all banks to have Tier 1 capital of at least 4%, and total capital (Tier 1 and Tier 2) of at least 8%, of risk-weighted assets. Tier 1 capital includes common stockholders' equity, qualifying perpetual preferred stock and minority interests in unconsolidated subsidiaries, reduced by goodwill and net deferred tax assets in excess of regulatory capital limits. Tier 2 capital may be comprised of certain other preferred stock, qualifying debt instruments and all or part of the allowance for possible loan losses.

     Banking regulators have also issued leverage ratio requirements. The leverage ratio requirement is measured as the ratio of Tier 1 capital to adjusted quarterly average assets. The following table provides a calculation of the Company's risk-based capital and leverage ratios and a comparison of the Company's and the Bank's risk-based capital ratios and leverage ratios to the minimum regulatory requirements at December 31, 1996 and on a pro forma basis at December 31, 1996, to reflect the Offering and the acquisition of Crown Park:


                                                                                  Pro Forma at
     The Company                                            December 31, 1996   December 31, 1996
     -----------                                            -----------------   -----------------
                                                                  (Dollars in thousands)
     Tier 1 capital:
       Common stockholders' equity, excluding unrealized
          gain on available-for-sale securities             $  14,346           $  18,496
       Preferred stockholders' equity (1)                         566                 566
       Goodwill                                                  (957)             (3,443)
                                                            ---------           ---------
            Total Tier 1 capital                               13,955              15,619
                                                            ---------           ---------

     Tier 2 capital:
       Allowance for possible loan losses (2)                     793               1,148
       Subordinated debt                                            0                 500
                                                            ---------           ---------
            Total Tier 2 capital                                  793               1,648
                                                            ---------           ---------

               Total capital                                $  14,748           $  17,267
                                                            =========           =========

     Risk-weighted assets                                   $ 100,773           $ 142,070
                                                            =========           =========

     Adjusted quarterly average assets                      $ 203,559           $ 262,437
                                                            =========           =========



                                                    Minimum           Actual
                                                   Regulatory       Ratios for         Pro Forma at
The Company                                       Requirement(3) December 31, 1996   December 31, 1996
-----------                                       -------------- -----------------   -----------------
Tier 1 capital to risk-weighted assets ratio          8.00%           13.85%              10.99%
Total capital to risk-weighted assets ratio          10.00            14.64               12.15
Leverage ratio                                        6.00             6.86                5.95

The Bank
--------

Tier 1 capital to risk-weighted assets ratio          8.00%           12.57%               9.93%
Total capital to risk-weighted assets ratio          10.00            13.36               11.08
Leverage ratio                                        6.00             6.19                5.45

_______________________________
(1)  Limited to 25% of total Tier 1 capital, with any remainder qualifying as Tier 2 capital.
(2)  Limited to 1.25% of risk-weighted assets.
(3)  For well capitalized banking organizations.


     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires each federal banking agency to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of non-traditional activities, as well as reflect the actual performance and expected risk of loss on multi-family mortgages. The law also requires each federal banking agency to specify the levels at which an insured institution would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under the FDIC's regulations, the Company and the Bank were both "well capitalized" at December 31, 1996.

     The Company's ability to generate capital internally through retention of earnings and access to capital markets is essential for satisfying the capital guidelines for bank holding companies as prescribed by the Federal Reserve Board.

     The payment of dividends on the Common Stock and the Series C Cumulative Convertible Preferred Stock (the "Series C Preferred Stock") is determined by the Company's board of directors in light of circumstances and conditions then existing, including the earnings of the Company and the Bank, funding requirements and financial condition, applicable loan covenants and applicable laws and regulations. The Company's ability to pay cash dividends is restricted by the requirement that it maintain a certain level of capital as discussed above in accordance with regulatory guidelines and by the terms of its loan agreement with the Amarillo Bank. Holders of the Series C Preferred Stock are entitled to receive, if, as and when declared by the Company's board of directors, out of funds legally available therefor, quarterly cumulative cash dividends at the annual rate of 10%. The Federal Reserve Board has promulgated a policy prohibiting bank holding companies from paying dividends on common stock unless such bank holding company can pay such dividends from current earnings. The Federal Reserve Board has asserted that this policy is also applicable to payment of dividends on preferred stock. Such an interpretation may limit the ability of the Company to pay dividends on the Series C Preferred Stock.

     The Company began paying quarterly cash dividends of $0.03 per share on its Common Stock during the second quarter of 1994. The Company also paid a 33-1/3% stock dividend on May 31, 1995. The Company's Board of Directors increased the Company's quarterly Common Stock cash dividend to $0.05 per share effective for the cash dividend payable on May 31, 1996.

     In connection with the Company's acquisition of Crown Park and its subsidiary, Western National, sold an aggregate of 316,250 shares of the Common Stock in an underwritten offering at a price of $14.25 per share. This amount included 41,250 shares covered by the underwriters' over-allotment option. The Company received net proceeds of approximately $4,150,000 from its offering, after expenses of approximately $200,000.

ACCOUNTING MATTERS

     In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This Statement requires that after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996.

     In February 1997, the FASB issued Statement of Accounting Standards No. 128, "Earnings per Share" ("FAS 128"). FAS 128 simplifies the standards for computing earnings per share ("EPS") previously found in APB Opinion No. 15, "Earnings per Share" ("Opinion 15"), and make them comparable to international EPS standards. FAS 128 replaces the presentation of primary EPS with a presentation of basic EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS pursuant to Opinion 15. FAS 128 also requires dual presentation of basic and diluted EPS on the face of the income statement for entities with complex capital structures and a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. FAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. FAS 128 requires restatement of all prior-period EPS data presented.

     Management does not believe that the adoption of these pronouncements will have a material impact on the financial statements of the Company.

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[LOGO]  Independent Bankshares, Inc.
        P.O. Box 3296 / Abilene, Texas 79604 / 915-677-5550